EXECUTION VERSION

MASTER TRANSACTION AGREEMENT

among

ION Media Networks, Inc.,

NBC Universal, Inc.,

NBC Palm Beach Investment I, Inc.,

NBC Palm Beach Investment II, Inc.,

and

CIG Media LLC

Dated as of May 3, 2007

i

ANNEXES

Annex A	Conditions to the Tender Offer
Annex B	Conditions to the Exchange Offer

SCHEDULES

Schedule 5.04	Contingent Exchange Methodology
Schedule 10.12	Transfer of Series B Convertible Subordinated Debt

EXHIBITS

Exhibit A	Series A Convertible Subordinated Debt Indenture
Exhibit B	Series B Convertible Subordinated Debt Indenture
Exhibit C	NBCU Option I
Exhibit D	NBCU Option II
Exhibit E	Registration Rights Agreement for New Securities
Exhibit F	Series A-1 Convertible Preferred Certificate of Designation
Exhibit G	Series A-2 Preferred Stock Certificate of Designation
Exhibit H	Series A-3 Convertible Preferred Certificate of Designation
Exhibit I	Series B Convertible Preferred Certificate of Designation
Exhibit J-1	Series C Convertible Preferred Certificate of Designation
Exhibit J-2	Series C Convertible Preferred Certificate of Designation
Exhibit K	Series C Preferred Stock Certificate of Designation
Exhibit L	Series D Convertible Preferred Certificate of Designation
Exhibit M	Series E-1 Convertible Preferred Certificate of Designation
Exhibit N	Series E-2 Convertible Preferred Certificate of Designation
Exhibit O	Series F Non-Convertible Preferred Certificate of Designation
Exhibit P	New Stockholders’ Agreement
Exhibit Q	Assignment Agreement
Exhibit R	Call Right Exercise Notice
Exhibit S	Restated Certificate of Incorporation
Exhibit T	Proposed Amendments
Exhibit U	Warrant
Exhibit V	Put/Call Agreement
Exhibit W	Certificate Amendment
Exhibit X	Registration Rights Agreement for Series B Convertible Subordinated Debt

THIS MASTER TRANSACTION AGREEMENT (this “Agreement”) is made and entered into as of May 3, 2007, by and among ION Media Networks, Inc., a Delaware corporation (the “Company”), NBC Universal, Inc., a Delaware corporation (“NBCU”), NBC Palm Beach Investment I, Inc., a California corporation (“NBC Palm Beach I”), NBC Palm Beach Investment II, Inc., a California corporation (“NBC Palm Beach II,” and together with NBCU and NBC Palm Beach I, the “NBCU Entities”), and CIG Media LLC, a Delaware limited liability company (“CIG”).

WHEREAS, on November 7, 2005, the NBCU Entities entered into a series of agreements (the “2005 Agreements”) with one or more of the following parties: Mr. Paxson (as defined below), Second Crystal Diamond Limited Partnership, a Nevada limited partnership, Paxson Enterprises, Inc., a Nevada corporation (collectively, the “Paxson Stockholders”), the Company and Paxson Management Corporation, a Nevada corporation (“PMC”), to, among other things, restructure the original investment of the NBCU Entities in the Company made on September 15, 1999 and to resolve certain disputes arising therefrom;

WHEREAS, the Company, CIG and the NBCU Entities have agreed to further restructure the Company’s ownership and capital structure (the “Transaction”), subject to the terms and conditions set forth in the Transaction Agreements (as defined below);

WHEREAS, in furtherance of the Transaction, NBC Palm Beach II wishes to assign to CIG $210,000,000 aggregate stated liquidation preference of Series F Non-Convertible Preferred (as defined below), and its rights and obligations under the Call Agreement (as defined below), and any other consideration contemplated herein, in each case subject to the terms and conditions of this Agreement, and in consideration therefor CIG intends to exercise the Call Right (as defined below) immediately following such assignment and assumption and perform the obligations set forth more fully in Section 2.02 hereof, and grant NBC Palm Beach II the NBCU Option I (as defined below);

WHEREAS, PMC and the Paxson Stockholders have filed or intend to file promptly following the execution of this Agreement one or more applications with the FCC requesting that the FCC consent to the acquisition of the Call Shares (as defined below) by CIG from the Paxson Stockholders pursuant to the Call Agreement (the “FCC Application”);

WHEREAS, CIG has made, and the Company and Mr. Paxson intend to make promptly following the execution of this Agreement, all governmental filings required to be made to consummate the Transaction under the HSR Act (as defined below);

WHEREAS, concurrently with the assignment and exercise of the Call Right, CIG shall make a cash tender offer (the “Tender Offer”) to acquire any and all of the issued and outstanding shares of Class A Common Stock, par value $0.001 per share, of the Company (“Class A Common Stock”) at the Offer Price (as defined below), net to the seller in cash, subject to the terms and conditions of this Agreement and the Tender Offer, and shall invest $100,000,000 in a new series of convertible subordinated debt of the Company, and in consideration thereof, among other consideration, the Company shall issue to CIG a warrant to purchase up to 100,000,000 shares of Class A Common Stock at a price of $0.75 per share, in each case on the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreement;

WHEREAS, as soon as reasonably practicable following the commencement of the Tender Offer, the Company intends to make an offer (the “Exchange Offer”) to exchange any and all outstanding shares of Senior Preferred Stock (as defined below) for an aggregate principal amount of up to $465,304,353 of Series A Convertible Subordinated Debt (as defined below) and an aggregate stated liquidation preference of up to $73,627,470 of Series A-1 Convertible Preferred (as defined below) or up to an aggregate principal amount of $20,819,068 of Series B Convertible Preferred (as defined below), subject to the terms and conditions of the Exchange Offer set forth in this Agreement;

WHEREAS, the Board (as defined below) has approved the making of the Tender Offer by CIG and the making of the Exchange Offer by the Company and resolved to recommend that holders of shares of Class A Common Stock tender their shares pursuant to the Tender Offer; and

WHEREAS, also in furtherance of the Transaction, the Board, the manager of CIG, and the boards of directors of the NBCU Entities have each approved the Transaction, this Agreement and the other Transaction Agreements to which it is a party and the Board has approved the Reverse Stock Split (as defined below) in accordance with the DGCL and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.01 Definitions (a) For purposes of this Agreement:

“9¾% Preferred” means the 9¾% Series A Convertible Preferred Stock, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, as it may be modified or amended from time to time.

“14¼% Preferred” means the 13¼% Cumulative Junior Exchangeable Preferred Stock, par value $0.001 per share (currently accruing dividends at the rate of 14¼%), of the Company, with a liquidation preference of $10,000 per share, as it may be modified or amended from time to time.

“Action” means any claim, demand, action, suit, arbitration, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. As used in this definition, “control” (including its correlative meanings, “controlled by” and “under common control with”)

means the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Board” means the Board of Directors of the Company as constituted from time to time.

“Business Day” means any day, other than a Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or obligated by Law to close.

“Call Agreement” means the Call Agreement, dated as of November 7, 2005, between the Paxson Stockholders and NBC Palm Beach II, as such agreement may be amended from time to time.

“Call Closing” has the meaning set forth in Section 2.3 of the Call Agreement.

“Call Right” has the meaning set forth in Section 2.1 of the Call Agreement.

“Call Right Transfer Agreement” means the Call Right Transfer Agreement, dated as of February 22, 2007, among CIG, NBCU and NBC Palm Beach II, as such agreement may be amended from time to time.

“Call Shares” means the 8,311,639 shares of Class B Common Stock and 15,455,062 shares of Class A Common Stock owned by the Paxson Stockholders, and any shares of common stock of the Company or other securities that may be received by the Paxson Stockholders with respect to such Call Shares (x) as a result of a stock dividend or distribution on, stock split or reverse stock split of, or similar event with respect to Call Shares or (y) in a merger, consolidation, combination, reclassification, recapitalization or similar transaction involving the Company.

“Class B Common Stock” means the Class B Common Stock, par value $0.001 per share, of the Company.

“Class C Common Stock” means the Class C Non-Voting Common Stock, par value $0.001 per share, of the Company.

“Class D Common Stock” means the Class D Non-Voting Common Stock, par value $0.001 per share, of the Company.

“CLP” means Citadel Limited Partnership, a Delaware limited partnership.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commencement Date” means May 4, 2007.

“Common Stock” means, collectively, Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock.

“Communications Act” means the Communications Act of 1934, as amended (including, without limitation, the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996) and all rules and regulations of the FCC, in each case as from time to time in effect.

“Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, other than Multiemployer Plans, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case under which any past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits.

“Company Disclosure Letter” means the disclosure letter delivered to CIG and the NBCU Entities by the Company on the date hereof.

“Company Intellectual Property” means all Intellectual Property owned, used, or held for use by the Company.

“Company Material Contracts” means Contracts that (A) would be required to be filed by the Company with the SEC pursuant to Item 601(b) (1), (2), (4) or (10) of Regulation S-K or described under Item 1.01 of Form 8-K under the Exchange Act, or filed with the FCC pursuant to section 76.3613 of the rules and regulations of the FCC; (B) provide for the rights of the partners under material partnerships or joint ventures, or that provide for material acquisitions or dispositions; (C) contain covenants of the Company or any of its Subsidiaries purporting to limit any line of business, industry or geographical area in which the Company or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto; (D) individually or in the aggregate with other Contracts, would or would reasonably be expected to prevent, materially delay or materially impede the Company’s ability to timely consummate the Transaction; or (E) are indentures, mortgages, loans, guarantees or credit agreements of any kind under which the Company or any of its Subsidiaries has outstanding indebtedness or an outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing an amount in excess of $5,000,000, other than any such indebtedness between the Company (whether as creditor or debtor) and any of its wholly-owned Subsidiaries, or between any of the Company’s wholly-owned Subsidiaries.

“Company Stations” means, collectively, each full power television station owned and operated by the Company or any Subsidiary.

“Company Stock Option” means each outstanding option to purchase shares of Class A Common Stock granted under the Company Stock Plans.

“Company Stock Plan” means the Company’s Stock Incentive Plan, 1996 Stock Incentive Plan, 1998 Stock Incentive Plan, 2006 Stock Incentive Plan and other stock-based compensation plans approved by the Board, each as amended through the date hereof.

“Competing Transaction” means any of the following (other than the Transaction): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary; (ii) any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of the Company or any Subsidiary; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company or of any Subsidiary; (iv) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning (as defined in subsection 13(d)(3) of the Exchange Act) 15% or more of any class of equity securities of the Company or of any Subsidiary; (v) any solicitation in opposition to approval and adoption of the Transaction Agreements to which the Company is a party and the transactions contemplated thereby by the Company’s stockholders; or (vi) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Transaction.

“Contract” means, with respect to any Person, any agreement, undertaking, contract, understanding, obligation, indenture, instrument, lease, arrangement or commitment to which such Person is subject or by which any of its assets or properties is bound that is legally binding.

“Convertible Securities” means, collectively, Series A-1 Convertible Preferred, Series A-3 Convertible Preferred, Series B Convertible Preferred, Series C Convertible Preferred, Series D Convertible Preferred, Series E Convertible Preferred and the Convertible Subordinated Debt and, to the extent outstanding following the Exchange Offer Closing or the closing of the Contingent Exchange, NBCU Series B Preferred and 9¾% Preferred.

“Convertible Subordinated Debt” means, collectively, Series A Convertible Subordinated Debt and Series B Convertible Subordinated Debt.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DMA” means a designated market area as determined by Nielsen Media Research or such successor designation of television markets that may in the future be recognized by the FCC for determining television markets.

“D&O Insurance Policies” means a policy or policies of officers’ and directors’ liability insurance currently maintained by the Company for acts and omissions of the Company’s present or prior directors or officers occurring prior to the Call Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974 (and any sections of the Code), as amended, and all rules and regulations promulgated and rulings issued thereunder.

“Escrow Agent” means The Bank of New York.

“Escrow Agreement” means the Escrow Agreement, dated as of November 7, 2005, among the Paxson Stockholders, NBCU and the Escrow Agent, as such agreement may be amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Offer Closing” means the closing of the Exchange Offer by the Company in accordance with Section 5.01(b) whereby the Company accepts for exchange shares of Senior Preferred Stock validly tendered pursuant to the Exchange Offer and not validly withdrawn.

“Exchange Offer Expiration” means the termination of the Exchange Offer whereby no shares of Senior Preferred Stock validly tendered pursuant to the Exchange Offer and not validly withdrawn are accepted for exchange by the Company.

“Existing Preferred Stock” means, collectively, 14¼% Preferred, 9¾% Preferred and NBCU Series B Preferred.

“FCC” means the Federal Communications Commission or any successor governmental authority performing functions similar to those performed by the Federal Communications Commission on the date hereof.

“FCC Approval” means the grant of the FCC Application by the FCC in a Final Order approving the acquisition of the Call Shares by CIG from the Paxson Stockholders.

“FCC Licenses” means the principal licenses issued by the FCC for each of the Company Stations.

“Final Order” means an action or actions by the FCC that have not been reversed, stayed, enjoined, set aside, annulled, or suspended, and with respect to which no requests are pending for administrative or judicial review, reconsideration, appeal, or stay, and the time for filing any such requests and the time for the FCC to set aside the action on its own motion have expired.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Goodman Noncompete Agreement” means the Goodman Noncompetition Agreement, dated November 7, 2005, between NBCU and Mr. Goodman, as such agreement may be amended from time to time.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Ineligible Shares” means, collectively, (i) shares of the Class A Common Stock owned by the Paxson Stockholders and (ii) shares of Class A Common Stock issued after November 7, 2005 upon the exercise, grant or vesting of any Stock-Based Compensation Awards (as defined in the Stockholder Agreement) or upon conversion or exchange of convertible or exchangeable securities of the Company, unless such shares are issued pursuant to any contractual obligations of the Company as existing immediately prior to November 7, 2005.

“Intellectual Property” means trademarks, service marks, trade dress, trade names, and domain names, including all goodwill associated therewith; copyrights; trade secrets and confidential business information; patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof; computer software (including data and related documentation); rights of privacy and publicity; and licenses, sublicenses, agreements, or permissions related to any of the foregoing.

“Investment Agreement” means the Amended and Restated Investment Agreement, dated as of November 7, 2005, between the Company and NBCU, as such agreement may be amended from time to time.

“Knowledge of the Company” means the actual current knowledge of the Persons identified on Section 1.01 of the Company Disclosure Letter.

“Law” means any provision of any (i) federal, state, provincial, local, foreign or similar statute, law, ordinance, regulation, rule, code, administrative interpretation, regulation or other requirement of any Governmental Authority or (ii) Governmental Order.

“Lien” means any mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement or any financing lease having substantially the same effect as any of the foregoing).

“Losses” means any and all losses, damages, liabilities, obligations, costs, demands, claims, actions, causes of action or expenses (including reasonable attorneys’ fees and disbursements and whether or not arising out of a third party claim).

“Material Adverse Effect” means any event, change, circumstance or effect that, individually or when taken together with all other such events, changes, circumstances or effects, is or is reasonably expected to be materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be considered in determining whether there has been a Material Adverse Effect: (i) any change in conditions in the United States, foreign or global economy or capital or financial markets generally, or any change resulting from acts of war, terrorism or natural disasters, except to the extent the Company and its Subsidiaries, taken as a whole, are adversely affected in a disproportionate manner as compared to other companies in the television broadcast industry, (ii) any event, change, circumstance or effect affecting the television broadcasting industry generally, except to the extent the Company and its Subsidiaries, taken as a whole, are adversely affected in a substantially disproportionate manner as compared to other companies in the television broadcast industry, (iii) the impact related to the announcement or pendency of the Transaction contemplated by the Transaction Agreements, including such matters as are set forth in Section 9.01 of the Company Disclosure Schedule, (iv) the effect of any action taken by the Company as required by the Transaction Agreements to which the Company is a party, (v) the effect of changes in any applicable accounting regulations or principles or the interpretations thereof, or (vi) the effect of any action taken or omitted to be taken by the Company at the request or with the prior consent of CIG and the NBCU Entities.

“Mr. Burgess” means Roy Brandon Burgess.

“Mr. Paxson” means Lowell W. Paxson.

“Mr. Goodman” means Dean M. Goodman.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

“National Coverage” means, with respect to any television network, the percentage of national television households that receive such network’s broadcast as listed in the Nielsen Television Index or such successor measure of coverage equivalent thereto generally adopted by the television industry.

“NBCU Option I” means the Call Agreement between CIG and NBC Palm Beach II, in the form attached hereto as Exhibit C, pursuant to which CIG grants NBC Palm Beach II an irrevocable right to purchase the Call Shares upon the terms and conditions set forth therein.

“NBCU Option II” means the Call Agreement between the Company and NBC Palm Beach I, in the form attached hereto as Exhibit D, pursuant to which the Company grants NBC Palm Beach I an irrevocable right to purchase 26,688,361 shares of Class B Common Stock upon the terms and conditions set forth therein.

“NBCU Series B Preferred” means the 11% Series B Convertible Exchangeable Preferred Stock, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, as it may be modified or amended from time to time.

“New Preferred Stock” means, collectively, Series A-1 Convertible Preferred, Series A-2 Preferred Stock, Series A-3 Convertible Preferred, Series B Convertible Preferred, Series C Preferred Stock, Series C Convertible Preferred, Series D Convertible Preferred, Series E Convertible Preferred and Series F Non-Convertible Preferred.

“New Preferred Stock Certificates of Designation” means, collectively, the Series A-1 Convertible Preferred Certificate of Designation, the Series A-2 Preferred Stock Certificate of Designation, the Series A-3 Convertible Preferred Certificate of Designation, the Series B

Convertible Preferred Certificate of Designation, the Series C Preferred Stock Certificates of Designation, the Series C Convertible Preferred Certificate of Designation, the Series D Convertible Preferred Certificates of Designation, the Series E Convertible Preferred Certificates of Designation and the Series F Non-Convertible Preferred Certificate of Designation.

“New Stockholders’ Agreement” means the Stockholders’ Agreement, in the form attached hereto as Exhibit P, among the Company, NBCU and CIG.

“Noncompete Agreements” means, collectively, the Paxson Noncompete Agreement and the Goodman Noncompete Agreement.

“Offer Price” means $1.46 per share of Class A Common Stock to be offered in the Tender Offer, which is $1.25 per share of Class A Common Stock, increasing at a rate per annum equal to 10% from October 1, 2005 through the date of the commencement of the Tender Offer, as such price may be equitably adjusted to reflect (i) any stock dividend or distribution on, stock split or reverse stock split of, or similar event with respect to Common Stock, (ii) any merger, consolidation, combination, reclassification, recapitalization or similar transaction involving Common Stock and (iii) any issuance of Common Stock for consideration less than fair market value on the date of issue (other than shares issued pursuant to Stock-Based Compensation Awards (as defined in the Stockholder Agreement) or upon conversion or exchange of convertible or exchangeable securities the conversion or exchange price of which was not less than the fair market value on the date of issue) or, except as set forth in the 2005 Agreements, any repurchase or redemption of Common Stock by the Company at a price greater than fair market value on the date of repurchase or redemption.

“Paxson Noncompete Agreement” means the Paxson Consulting and Noncompetition Agreement, dated November 7, 2005, among the Company, NBCU and Mr. Paxson, as such agreement may be amended from time to time.

“Permitted Liens” means (i) mechanics’, carriers’, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens arising under original purchase price conditioned sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iii) statutory Liens for Taxes not yet due and payable, (iv) Liens securing the indebtedness included as “long-term debt” on the financial statements of the Company or securing any indebtedness that replaces or refinances any of such indebtedness and (v) other encumbrances or restrictions or imperfections of title which do not materially impair the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, unincorporated association, partnership, group (as defined in subsection 13(d)(3) of the Exchange Act), trust, joint stock company, joint venture, business trust or unincorporated organization, limited liability company, Governmental Authority or any other entity of whatever nature.

“Put/Call Agreement” means the Put/Call Agreement between NBCU and CIG, in the form attached hereto as Exhibit V.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of September 15, 1999, between the Company and NBCU, as amended from time to time.

“Registration Rights Agreement for New Securities” means the Registration Rights Agreement among the Company, NBCU and CIG, in the form attached hereto as Exhibit E, pursuant to which the registration rights of holders of Series B Convertible Subordinated Debt, Series A-3 Convertible Preferred, Series C Convertible Preferred, Series D Convertible Preferred and Series E Convertible Preferred are set forth.

“Registration Rights Agreement for Series B Convertible Subordinated Debt” means the Registration Rights Agreement among the Company, NBCU and CIG, in the form attached hereto as Exhibit X, pursuant to which certain registration rights of holders of Series B Convertible Subordinated Debt are set forth.

“Same Market Station” means any Company Station (i) in which any Person that holds not less than 10% of the outstanding voting power of the Company, on a fully-diluted basis, would be permitted to have an attributable interest under the ownership rules adopted by the FCC, as such rules may be amended from time to time, and (ii) which, even if such Person were deemed to have an attributable interest therein, would not increase such Person’s national broadcast coverage as calculated under the FCC’s national ownership rules because such Person has an attributable interest in a television station in the same DMA.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Debt” means, collectively, the Company’s (i) $325,000,000 aggregate principal amount of First Priority Term Loan due 2012, (ii) $400,000,000 aggregate principal amount of Floating Rate First Priority Senior Secured Notes due 2012 and (iii) $405,000,000 aggregate principal amount of Floating Rate Second Priority Senior Secured Notes due 2013.

“Senior Preferred Stock” means, collectively, 14¼% Preferred and 9¾% Preferred.

“Series A Convertible Subordinated Debt” means 11% mandatorily convertible subordinated debt due 2013 to be issued by the Company to holders of 14¼% Preferred and 9¾% Preferred in the Exchange Offer under the Series A Convertible Subordinated Debt Indenture pursuant to Section 5.01.

“Series A Convertible Subordinated Debt Indenture” means the indenture, in the form of Exhibit A attached hereto, among the Company, a trustee selected by the Company and reasonably satisfactory to CIG and the NBCU Entities, as trustee, and subsidiary guarantors party thereto which govern Series A Convertible Subordinated Debt.

“Series A-1 Convertible Preferred” means 12% Series A Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series A-1 Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series A-1 Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series A-1 Convertible Preferred to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit F attached hereto.

“Series A-2 Preferred Stock” means 8% Series A-2 Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series A-2 Preferred Stock Certificate of Designation pursuant to this Agreement.

“Series A-2 Preferred Stock Certificate of Designation” means the Certificate of Designation of Series A-2 Preferred Stock to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit G attached hereto.

“Series A-3 Convertible Preferred” means 12% Series A-3 Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series A-3 Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series A-3 Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series A-3 Convertible Preferred to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit H attached hereto.

“Series B Convertible Preferred” means 12% Series B Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series B Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series B Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series B Convertible Preferred to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit I attached hereto.

“Series B Convertible Subordinated Debt” means 11% mandatorily convertible subordinated debt due 2013 to be issued by the Company to (i) CIG and NBC Palm Beach I in the Contingent Exchange under the Series B Convertible Subordinated Debt Indenture pursuant to Section 5.04 and (ii) to CIG pursuant to Section 2.06.

“Series B Convertible Subordinated Debt Indenture” means the indenture, in the form of Exhibit B attached hereto, among the Company, The Bank of New York Trust Company, N.A., as trustee, and subsidiary guarantors party thereto which govern Series B Convertible Subordinated Debt.

“Series C Convertible Preferred” means 8% Series C Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series C Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series C Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series C Convertible Preferred to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date which shall have become effective and shall be in full force and effect upon filing with the Secretary of State of the State of Delaware, in the form of Exhibit J-1 attached hereto, in the event the Exchange Offer is more than 50% successful, and in the form of Exhibit J-2 attached hereto, in the event the Exchange Offer is 50% or less successful.

“Series C Preferred Stock” means 8% Series C Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series C Preferred Stock Certificate of Designation pursuant to this Agreement.

“Series C Preferred Stock Certificate of Designation” means the Certificate of Designation of Series C Preferred Stock to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit K attached hereto.

“Series D Convertible Preferred” means 8% Series D Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series D Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series D Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series D Convertible Preferred to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit L attached hereto.

“Series E Convertible Preferred” means Series E-1 Convertible Preferred and Series E-2 Convertible Preferred.

“Series E Convertible Preferred Certificates of Designation” means the Series E-1 Convertible Preferred Certificate of Designation and the Series E-2 Convertible Preferred Certificate of Designation.

“Series E-1 Convertible Preferred” means Series E-1 Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series E-1 Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series E-1 Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series E-1 Convertible Preferred to be executed and filed with the Secretary of

State of the State of Delaware on the Commencement Date, in the form of Exhibit M attached hereto.

“Series E-2 Convertible Preferred,” means Series E-2 Mandatorily Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series E-2 Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series E-2 Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series E-2 Convertible Preferred to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit N attached hereto.

“Series F Non-Convertible Preferred” means 8% Series F Non-Convertible Preferred Stock due 2013, par value $0.001 per share, of the Company, with a liquidation preference of $10,000 per share, to be issued by the Company under the Series F Non-Convertible Preferred Certificate of Designation pursuant to this Agreement.

“Series F Non-Convertible Preferred Certificate of Designation” means the Certificate of Designation of Series F Non-Convertible Preferred to be executed and filed with the Secretary of State of the State of Delaware on the Commencement Date, in the form of Exhibit O attached hereto.

“stated liquidation preference” means, with respect to any equity security, the stated liquidation preference of such security on a per share basis without including any accrued and unpaid dividends.

“Stockholder Agreement” means the Amended and Restated Stockholder Agreement, dated as of November 7, 2005, among the Company, the Paxson Stockholders and NBCU, as such agreement may be amended from time to time.

“Subsequent Expiration Date” means, in the event there is a Subsequent Period, the expiration date of such Subsequent Period.

“Subsidiary” means, with respect to the Company, a corporation, partnership, limited liability company, joint venture or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, directly or indirectly, through one or more intermediaries (including, without limitation, other Subsidiaries), or both, by the Company.

“Superior Proposal” means an unsolicited written bona fide offer made by a third party with respect to a Competing Transaction (with all percentages contained in the definition of “Competing Transaction” increased to 50% for purposes of this definition), in each case on terms (including conditions to consummation of the contemplated transaction) that the Board determines, in its good faith judgment (after consultation with its financial advisor), to be more favorable to the Company than the Transaction; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (i) any financing required to consummate the transaction contemplated by such offer is not committed and is not likely, in the good faith judgment of the Board (after consultation with its financial advisor), to be obtained by such third party on a basis the Board deems timely, (ii) the transaction contemplated by such offer is not likely, in the good faith judgment of the Board (after consultation with its financial and legal advisors), to be consummated in a timely manner or (iii) such offer is received by the Board after the Commencement Date and contains a condition precedent that the Call Right shall not have been exercised.

“Tax” means, with respect to any Person, all taxes, assessments and other governmental charges, duties, impositions and liabilities (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and all alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, gross receipts tax, license, employment related tax, real or personal property tax or ad valorem tax, sales, social service, goods and services or use tax, customs, excise tax, stamp tax, land transfer tax, any withholding or backup withholding tax, value added tax, customs duties, capital stock, severance tax, prohibited transaction tax, premiums tax, environmental, windfall profits, occupation tax, capital tax, together with any interest and any penalty, additions to tax or additional amount imposed by any Governmental Authority on such person and any obligations under any legally binding agreements or arrangements with any other person with respect to such amounts and including any liability for the aforementioned taxes of a predecessor entity.

“Tax Return” means any federal, state, local, foreign and other return, declaration, report or similar statement required to be filed with a Governmental Authority with respect to any Taxes (and any attached schedules), including any information return, claim for refund, declaration of estimated Tax, and any amendment to any of the foregoing.

“Transaction Agreements” means, collectively, this Agreement, the Registration Rights Agreement for New Securities, the Registration Rights Agreement for Series B Convertible Subordinated Debt, the Series A Convertible Subordinated Debt Indenture, the Series B Convertible Subordinated Debt Indenture, NBCU Option I, NBCU Option II, the New Preferred Stock Certificates of Designation, the New Stockholders’ Agreement, the Put/Call Agreement and the Warrant.

“Voting Stock” means shares of the capital stock and any other securities of the Company having the ordinary power to vote in the election of directors of the Company.

“Warrant” means the Class A Common Stock Purchase Warrant, in the form attached hereto as Exhibit U, to be issued by the Company to CIG providing for the purchase of up to 100,000,000 shares of Class A Common Stock at an initial exercise price of $0.75 per share.

SECTION 1.02 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Definition	Section
“2005 Agreements”	Recitals
“2005 SEC Filings”	8.02
“2006 Balance Sheet”	6.06(c)
“Adjusted Company Restricted Stock”	4.02(c)
“Adjusted Company Stock Option”	4.02(b)
“Agreement”	Preamble
“Assignment Agreement”	2.02(a)
“Blue Sky Laws”	6.04(b)
“Certificate Amendment”	6.02(e)
“Certificates”	4.01(b)
“CIG”	Preamble
“Class A Common Stock”	Recitals
“Company”	Preamble
“Company Joint Venture”	6.02(b)
“Company Stock Awards”	6.02(a)
“Compensation Actions”	6.07(b)
“Confidentiality Agreements”	10.04(b)
“Contingent Exchange”	5.04(b)
“Conversion Shares”	6.02(e)
“DTV”	6.05(e)
“Effective Time”	4.01(a)
“Equity Commitment Letter”	7.06
“Exchange Offer”	Recitals
“Exchange Offer Conditions”	5.01(b)
“Exchange Offer Documents”	5.01(d)
“Exchange Offer Initial Expiration Date”	5.01(b)
“Exchange Offer Schedule TO”	5.01(d)
“FCC Application”	Recitals
“Indemnified D&Os”	10.06(a)
“Initial Stockholders’ Meeting”	10.01(a)
“IRS”	6.09(b)
“Minority Exchange”	5.01(a)
“NBC Palm Beach I”	Preamble
“NBC Palm Beach II”	Preamble
“NBCU”	Preamble
“NBCU Entities”	Preamble
“Paxson Stockholders”	Recitals
“Paying Agent”	4.03(a)
“Permits”	6.05(a)
“PBGC”	6.09(d)
“PMC”	Recitals
“Principal Amount”	2.06(b)
“Proposed Amendments”	5.02

Definition	Section
“Proxy Statement”	10.02
“Restated Certificate of Incorporation”	4.01(a)
“Reverse Stock Split”	4.01(a)
“Reverse Stock Split Ratio”	4.01(a)
“Schedule 14D-9”	3.01(b)
“SEC Reports”	6.06(a)
“Stockholders’ Meeting”	10.01(b)
“Subsequent Period”	3.01(a)
“Tender Offer”	Recitals
“Tender Offer Conditions”	3.01(a)
“Tender Offer Documents”	3.01(b)
“Tender Offer Expiration Date”	3.01(a)
“Tender Offer Initial Expiration Date”	3.01(a)
“Tender Offer Schedule TO”	3.01(b)
“Termination Date”	12.02
“Transaction”	Recitals
“WARN”	6.10(b)

SECTION 1.03 Interpretation. In each Transaction Agreement, unless otherwise specified or where the context otherwise requires:

(a) the Section and paragraph headings contained in such Transaction Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of such Transaction Agreement;

(b) a reference to a Preamble is to the relevant Preamble to such Transaction Agreement, to a Recital is to the relevant Recital to such Transaction Agreement, to a Section is to the relevant Section of such Transaction Agreement, to an Exhibit is to the relevant Exhibit to such Transaction Agreement, a reference to a Schedule is to the relevant Schedule of such Transaction Agreement and to an Annex is to the relevant Annex to such Transaction Agreement;

(c) words importing any gender shall include other genders;

(d) words importing the singular only shall include the plural and vice versa;

(e) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(f) the words “hereof”, “herein”, “hereunder” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to such Transaction Agreement as a whole and not to any particular provision of such Transaction Agreement;

(g) references to any Person shall include such Person’s successors and permitted assigns;

(h) references to currency, monetary values, dollars or “$” set forth herein shall mean United States (U.S.) dollars; and

(i) unless otherwise expressly provided therein, any Contract or Law defined or referred to therein or in any Contract that is referred to therein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of a Contract) by waiver or consent and (in the case of a Law) by succession of comparable successor Laws and any reference to a Contract shall be deemed to include all attachments thereto and instruments incorporated therein, and any reference in such Transaction Agreement to a Law shall be deemed to include any rules and regulations promulgated thereunder.

ARTICLE II
THE PRELIMINARY TRANSACTIONS

SECTION 2.01 Confirmation from Senior Lenders, CIG and NBCU. (a) If, within ten days after the Commencement Date, the Company has not entered into arrangements reasonably satisfactory to CIG providing for a third party to purchase any and all of the Company’s outstanding Senior Debt as to which the holders thereof elect to exercise any right they may have to require the Company to repurchase such Senior Debt as a result of the Transaction (it being agreed and understood that the Company shall continue to use its reasonable best efforts to enter into such arrangements notwithstanding the expiration of such 10 day period), the Company shall use its reasonable best efforts to obtain a waiver, in form and substance satisfactory to the parties hereto, from the holders of at least a majority in aggregate principal amount of each class of the Senior Debt outstanding at the time of waiver, of any such right. CIG hereby irrevocably waives any right it or any controlled Affiliate might have to require the Company to prepay all or any part of the Senior Debt it owns, as set forth in Section 7.04, as a result of the Transaction.

(b) In the event neither the third party purchase arrangements nor the waiver described in Section 2.01(a) is obtained prior to the Exchange Offer Closing or the closing of the Contingent Exchange, the parties hereto shall, prior to the Call Closing, amend and restructure the Transaction such that the NBCU Entities shall retain not less than $250,000,000 in aggregate liquidation preference of NBCU Series B Preferred at all times until such waiver has been obtained by the Company or is no longer required (it being agreed and understood that the Company shall continue to use its reasonable best efforts to enter into the arrangements described in Section 2.01(a) subsequent to the Exchange Offer Closing or the closing of the Contingent Exchange), and the Company shall cooperate fully with CIG and the NBCU Entities and use its reasonable best efforts to effect any changes to the terms of securities of the Company to be held and received by CIG and the NBCU Entities as a result of any such amendments to the Transaction to the extent permitted by Law.

(c) Each of the NBCU Entities and CIG (on its own behalf and on behalf of its controlled Affiliates) hereby irrevocably waives any right it might have, as a result of the Transaction, to require the Company to purchase for cash all or any shares of NBCU Series B Preferred or Senior Preferred Stock, as the case may be, it owns.

SECTION 2.02 Call Right Assignment. (a) On the Commencement Date, (i) NBC Palm Beach II shall assign all of its rights and obligations under the Call Agreement, and (ii) NBCU shall assign all of its rights and obligations arising under the Escrow Agreement and the Noncompete Agreements, in each case, to CIG by executing and delivering to CIG an assignment and assumption agreement (the “Assignment Agreement”) in the form attached hereto as Exhibit Q.

(b) On the Commencement Date, CIG shall assume and accept the assignment of (i) all of the rights and obligations of NBC Palm Beach II under the Call Agreement, and (ii) all of the rights and obligations of NBCU under the Escrow Agreement and the Noncompete Agreements, in each case, by executing and delivering to NBC Palm Beach II and NBCU the Assignment Agreement. CIG shall be bound by all of the terms and conditions thereof in the same way as such terms obligate NBC Palm Beach II and NBCU, as the case may be. CIG hereby agrees that, following the Commencement Date, the NBCU Entities shall not have any obligations under the Call Agreement, the Escrow Agreement and the Noncompete Agreements, other than the indemnity obligations set forth in Section 10.21. In addition, CIG shall grant to NBC Palm Beach II the NBCU Option I.

(c) On the Commencement Date, concurrently with the assignment and assumption described in Sections 2.02(a) and (b), CIG shall (i) exercise the Call Right by delivering a notice in the form attached hereto as Exhibit R to the Paxson Stockholders pursuant to the terms and conditions of the Call Agreement and (ii) commence the Tender Offer upon the terms and conditions set forth in Article III. Upon exercise of the Call Right, CIG shall (x) together with the Paxson Stockholders, deliver a joint written notice to the Escrow Agent pursuant to Section 4(a) of the Escrow Agreement authorizing the Escrow Agent to disburse the amount of $3,863,765.50 to the Paxson Stockholders or their designees in the manner indicated in such joint notice and (y) pay Mr. Goodman $2,250,000 by wire transfer of immediately available funds to such account or accounts specified in writing by him prior to the Commencement Date.

(d) Effective as of the date hereof, the Call Right Transfer Agreement is hereby terminated and shall have no further force or effect.

SECTION 2.03 Delivery of the Documents. On the Commencement Date, each party hereto shall deliver to the other parties hereto, the following duly executed Transaction Agreements to which it is a party:

(i)	Series B Convertible Subordinated Debt Indenture,

(ii)	NBCU Option I,

(iii)	NBCU Option II,

(iv)	Registration Rights Agreement for New Securities,

(v)	New Stockholders’ Agreement,

(vi)	Assignment Agreement,

(vii)	Put/Call Agreement,

(viii)	the Warrant, and

(ix)	Registration Rights Agreement for Series B Convertible Subordinated Debt.

SECTION 2.04 Filing of New Preferred Stock. On or prior to the Commencement Date, the Company shall file with the Secretary of State of the State of Delaware the New Preferred Stock Certificates of Designation (other than the Series C Convertible Preferred Certificate of Designation which will be filed prior to the Call Closing), which shall become effective and be in full force and effect as of the Commencement Date.

SECTION 2.05 Exchange of NBCU Series B Preferred and Transfer of Series F Non-Convertible Preferred. (a) On the Commencement Date, NBC Palm Beach I shall surrender and deliver to the Company one or more certificates representing $210,000,000 aggregate stated liquidation preference of NBCU Series B Preferred in exchange for $210,000,000 aggregate stated liquidation preference of Series F Non-Convertible Preferred. Immediately following receipt of the certificate or certificates representing $210,000,000 aggregate stated liquidation preference of NBCU Series B Preferred surrendered by NBC Palm Beach I, the Company shall cancel such certificate or certificates and issue to NBC Palm Beach I a certificate representing $210,000,000 aggregate stated liquidation preference of Series F Non-Convertible Preferred.

(b) On the Commencement Date, immediately following the receipt of the certificate representing $210,000,000 aggregate stated liquidation preference of Series F Non-Convertible Preferred as described in Section 2.05(a), NBC Palm Beach I shall deliver to CIG such certificate duly endorsed in blank or accompanied by a stock power duly executed in blank, with all required stock transfer tax stamps affixed.

SECTION 2.06 Additional Investment by CIG. (a) On the Commencement Date, the Company shall issue and sell to CIG, and CIG shall purchase from the Company, (subject to receipt by CIG of an opinion of counsel to the Company in form and substance reasonably acceptable to the Company), a note or notes representing an aggregate principal amount of $100,000,000 of the Series B Convertible Subordinated Debt for an aggregate purchase price of $100,000,000, which amount shall be paid by CIG to the Company in cash by wire transfer of immediately available funds to an account or accounts specified in writing by the Company.

(b) On the date of the Exchange Offer Closing or the Exchange Offer Expiration, the Company shall issue and sell to CIG, and CIG shall purchase from the Company, (subject to receipt by CIG of an opinion of counsel to the Company in form and substance reasonably acceptable to the Company), a note or notes representing an aggregate principal amount of up to $15,000,000, or such lesser amount as may be permitted under the Company’s

Senior Debt of the Series B Convertible Subordinated Debt (the “Principal Amount”) for an aggregate purchase price equal to the Principal Amount which amount shall be paid by CIG to the Company in cash by wire transfer of immediately available funds to an account or accounts specified in writing by the Company; provided, that the Principal Amount shall not exceed the amount of expenses incurred by the Company in connection with the Transaction as evidenced by invoices provided by the Company to CIG.

SECTION 2.07 Selection of Investment Banks. The Company shall, within 10 days after the Commencement Date, provide CIG and NBCU with a list of three internationally recognized investment banks, other than the banks set forth in Sections 6.16 and 8.05.

ARTICLE III
THE TENDER OFFER

SECTION 3.01 The Tender Offer. (a) CIG shall (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Tender Offer on the Commencement Date and (ii) cause the Tender Offer to remain open until the twentieth Business Day after such commencement of the Tender Offer or, as set forth in this Section 3.01(a), such other later date as CIG, the NBCU Entities and the Company may agree (the “Tender Offer Initial Expiration Date” and together with any extension permitted hereunder, the “Tender Offer Expiration Date”). CIG shall be obligated to accept for payment and pay for shares of Class A Common Stock validly tendered pursuant to the Tender Offer, subject only to the satisfaction or waiver of each of the conditions set forth in Annex A (the “Tender Offer Conditions”). CIG shall have the right to amend or make changes to the terms of the Tender Offer; provided, however, that, without the prior written consent of the Company, the NBCU Entities and the Paxson Stockholders, CIG shall not do any of the following: (A) decrease the Offer Price or change the form of consideration to be paid in the Tender Offer, (B) impose any conditions to the Tender Offer other than the Tender Offer Conditions or (C) otherwise amend the Tender Offer in a manner that would materially and adversely affect the holders of shares of Class A Common Stock. Notwithstanding anything in this Agreement to the contrary, CIG shall have the right to extend the Tender Offer beyond the Tender Offer Initial Expiration Date for: (1) any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Tender Offer or (2) any period required by applicable Law, and upon the Company’s request, CIG shall extend the Tender Offer beyond the Tender Offer Initial Expiration Date for one period of up to 30 days for the purpose of satisfying (x) the requirements under any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Tender Offer or (y) the waiting period requirements applicable to the Tender Offer under the HSR Act. CIG may extend the Tender Offer beyond the date on which shares of Class A Common Stock are first accepted for payment as a “subsequent offering period” (as such term is defined in Rule 14d-1(g)(8) under the Exchange Act in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Period”); provided, that upon the request of the Company, CIG shall extend the Tender Offer for one such Subsequent Period; provided, further, that no Subsequent Period shall be less than three Business Days nor more than 20 Business Days and that the total number of Subsequent Periods shall not exceed one. To the extent CIG amends or makes changes to the terms and conditions of the Tender Offer pursuant to this Section 3.01(a), the Company and the NBCU Entities shall cooperate with CIG in making any filings or amendments required by the DGCL, the Exchange Act, the Securities Act or any other applicable Law, or as otherwise may be necessary to effect such amendment or change.

(b) As promptly as reasonably practicable on the date the Tender Offer is commenced, (A) CIG shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments thereto, the “Tender Offer Schedule TO”) and (B) the Company shall file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the Tender Offer, each of which will comply in all material respects with the provisions of all applicable federal and state securities laws, and will contain (including as an exhibit) or incorporate by reference an offer to purchase relating to the Tender Offer and forms of the related letter of transmittal (which documents, together with the Tender Offer Schedule TO and any supplements or amendments thereto, are referred to collectively as the “Tender Offer Documents”). The related letter of transmittal shall provide that, among other matters, in order for shares of Class A Common Stock to be validly tendered, each holder of shares of Class A Common Stock who tenders in the Tender Offer shall represent and warrant to CIG that (x) such holder has full power and authority to tender, sell, assign and transfer shares of Class A Common Stock in the Tender Offer, (y) such holder is not prohibited or restricted from tendering shares of Class A Common Stock in the Tender Offer by the terms of such shares or any Contract and (z) when such shares are accepted for payment by CIG, CIG shall acquire good, marketable and unencumbered title thereto, free and clear of all Liens.

(c) The Schedule 14D-9 shall contain the recommendation of the Board described in Section 3.02(a) which recommendation shall not be withdrawn or amended without the prior written consent of CIG and NBCU; provided, however, that the Company’s recommendation may be withdrawn or modified by the Board without the prior written consent of CIG and NBCU to the extent that the Board determines in the good faith exercise of its reasonable business judgment, after receiving the advice of outside counsel, that such recommendation would no longer be consistent with its fiduciary duties to the Company’s stockholders under applicable Law. On the date filed with the SEC and on the date first disseminated to the Company’s stockholders, the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to written information supplied by CIG or the NBCU Entities specifically for inclusion in the Schedule 14D-9. On the date filed with the SEC and on the date first disseminated to the Company’s stockholders, the Tender Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation shall be made by CIG with respect to written information supplied by the Company or the NBCU Entities specifically for inclusion in the Tender Offer Documents, and no representation shall be made by the Company with respect to written information supplied by CIG or the NBCU Entities specifically for inclusion in the Tender Offer Documents. CIG and the Company shall take all steps necessary to cause the Tender Offer Documents to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities laws. Each of CIG, the NBCU Entities and the Company shall promptly correct or supplement any information provided by it for use in the Tender Offer Documents if and to the extent that it shall have become false and misleading in any material respect, and CIG and the Company shall take all steps necessary to cause the Tender Offer Documents as so corrected to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities laws. The Company, the NBCU Entities and their respective counsel shall be given a reasonable opportunity to review the initial Tender Offer Documents before they are filed with the SEC. CIG, the NBCU Entities and their respective counsel shall be given a reasonable opportunity to review the initial Schedule 14D-9 before it is filed with the SEC. In addition, CIG, on the one hand, and the Company, on the other hand, agree to provide the other, the NBCU Entities and their respective counsel with any comments or other communications that either party or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 or the Tender Offer Documents promptly after the receipt of such comments or other communications. The Company, the NBCU Entities and their respective counsel shall be given a reasonable opportunity to review and comment on any response of CIG to comments or other communications from the SEC or any amended or revised Tender Offer Documents before it is filed with the SEC. CIG, the NBCU Entities and their respective counsel shall be given a reasonable opportunity to review any response of the Company to comments or other communications from the SEC or any amended or revised Schedule 14D-9 before it is filed with the SEC.

(d) Subject to the terms of this Agreement, promptly after the expiration of the “initial offering period” (as such term is defined in Rule 14d-1(g)(4) under the Exchange Act) and, if applicable, promptly in accordance with Rule 14d-11 under the Exchange Act, during the Subsequent Period, CIG shall accept for payment and pay for, in accordance with the terms of the Tender Offer, all of the shares of Class A Common Stock validly tendered pursuant to the Tender Offer and not validly withdrawn.

(e) If the payment of the Offer Price is to be made to a Person other than the Person in whose name the surrendered certificate formerly evidencing shares of Class A Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of CIG that such taxes either have been paid or are not applicable.

SECTION 3.02 Company Action. (a) The Company represents that the Board has (i) determined that the Tender Offer is fair to, and in the best interests of, the holders of shares of Class A Common Stock, (ii) authorized and approved this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby (such authorization and approval having been made in accordance with the DGCL, including, without limitation, Section 203 thereof) and (iii) resolved to recommend, subject to Section 3.01(c), that the holders of shares of Class A Common Stock accept the Tender Offer and tender their shares pursuant to the Tender Offer. The Company hereby consents to the inclusion in the Tender Offer Documents of the recommendation of the Board described in this Section 3.02(a), and the Company shall not withdraw or modify such recommendation in any manner adverse to CIG, except as provided in Section 3.01(c).

(b) In connection with the Tender Offer, no later than three (3) Business Days prior to the anticipated commencement of the Tender Offer, the Company shall furnish CIG with (A) mailing labels, security position listings of shares of Class A Common Stock held in stock depositories and any available listing or computer file containing the names and addresses of the record holders of shares of Class A Common Stock, each as of the most recent practicable date, and (B) such additional information, including updated lists of stockholders, mailing labels and lists of securities positions and such other information and assistance as CIG or its agents may reasonably request in connection with communicating to the record and beneficial holders of shares of Class A Common Stock with respect to the Tender Offer. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Tender Offer Documents and any other documents necessary to consummate the Tender Offer, CIG shall, and shall cause its agents to, hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Tender Offer and, if the Tender Offer shall be terminated, shall, upon request, promptly deliver to the Company all copies of such information then in its possession or under its control.

ARTICLE IV
THE REVERSE STOCK SPLIT

SECTION 4.01 The Reverse Stock Split. (a) Subject to the conditions set forth in Section 11.01, promptly following the Call Closing, and subject to receipt of the requisite stockholder approval, the Company shall combine its outstanding shares of Common Stock into a lesser number of shares (the “Reverse Stock Split”) and shall file with the Secretary of State of the State of Delaware (the time of such filing, the “Effective Time”) an amended and restated Certificate of Incorporation of the Company (the “Restated Certificate of Incorporation”), in the form attached hereto as Exhibit S, whereby, without any further action on the part of the Company, CIG or any stockholder of the Company:

(i) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become such fraction (the “Reverse Stock Split Ratio”) of a fully paid and nonassessable share of Class A Common Stock as shall be determined by the Company, CIG and the NBCU Entities, such that all holders of Class A Common Stock other than CIG would be eligible to receive, in respect of all shares held by each such holder, less than a whole share of Class A Common Stock upon effectuation of the Reverse Stock Split; provided, that if CIG does not own the greatest number of shares of Class A Common Stock immediately prior to the Reverse Stock Split, the Reverse Stock Split Ratio shall be such that all holders of Class A Common Stock would be entitled to receive, in respect of all shares held by each such holder, less than a whole share of Class A Common Stock upon effectuation of the Reverse Stock Split;

(ii) each share of Class A Common Stock held as treasury stock or held or owned by the Company or any Subsidiary immediately prior to the Effective Time shall be cancelled; and

(iii) each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become a fractional number of fully paid and nonassessable shares of Class B Common Stock at the Reverse Stock Split Ratio.

(b) No fractional shares of Class A Common Stock shall be issued in connection with the Reverse Stock Split, and no certificates or scrip for any such fractional shares shall be issued. Any holder of record of Class A Common Stock who would otherwise be entitled to receive less than a whole share of Class A Common Stock (after aggregating all fractional shares of Class A Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificate representing such fractional shares of Class A Common Stock (the “Certificate”) as set forth in Section 4.03, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying the number of shares represented by such Certificate prior to the Reverse Stock Split by the Offer Price. Immediately prior to the Reverse Stock Split, CIG shall make a capital contribution to the Company in the amount necessary to make any payments required to be made to security holders of the Company pursuant to this Article IV.

(c) Fractional shares of Class B Common Stock as a result of the Reverse Stock Split shall remain outstanding, and certificates or scrip for such fractional shares of Class B Common Stock shall be issued.

SECTION 4.02 Company Stock Options. (a) Effective as of immediately following the Effective Time, the Company shall take all necessary actions to adjust the Company Stock Awards outstanding as of the Effective Time in accordance with the terms of the Company Stock Plans so as to give effect to the Reverse Stock Split.

(b) In the event that, following the adjustment to the Company Stock Options (each such Company Stock Option, as so adjusted, an “Adjusted Company Stock Option”) made pursuant to Section 4.02(a), the number of shares of Common Stock subject to any Adjusted Company Stock Option is less than one, then, except as otherwise agreed by the Company and any holder of any Adjusted Company Stock Option, the Company shall cause such Adjusted Company Stock Option to be cancelled immediately following the Reverse Stock Split, and, in consideration of such cancellation, the holder of such Adjusted Company Stock Option shall be entitled to receive a cash payment (less applicable tax withholdings) equal to, for each share of Common Stock subject to such Company Stock Option immediately prior to the Reverse Stock Split, the Offer Price minus the per share exercise price of such Company Stock Option immediately prior to the Reverse Stock Split; provided, that in the case of any Company Stock Options issued on or following November 7, 2005 to any person who is a full-time employee of the Company as of the date hereof, any Adjusted Company Stock Options with respect to such Company Stock Options shall remain outstanding and holders of such Adjusted Company Stock Options shall not be entitled to receive any cash payments. The Company shall take all steps necessary and appropriate to give effect to this Section 4.02(b), including using reasonable best efforts to obtain any necessary consents to the cancellation of the Adjusted Company Stock Options.

(c) In the event that, following the adjustment to outstanding restricted stock or restricted stock units (each, as so adjusted, an “Adjusted Company Restricted Stock”) made pursuant to Section 4.02(a), the number of shares of Common Stock subject to any Adjusted Company Restricted Stock is less than one, then, except as otherwise agreed by the Company and any holder of any Adjusted Company Restricted Stock, the Company shall cause such Adjusted Company Restricted Stock to be cancelled immediately following the Reverse Stock Split, and, in consideration of such cancellation, the holder of such Adjusted Company Restricted Stock shall be entitled to receive a cash payment (less applicable tax withholdings) equal to, for each share of Common Stock subject to such restricted stock or restricted stock units immediately prior to the Reverse Stock Split, the Offer Price less any applicable exercise or purchase price; provided, that in the case of any restricted stock or restricted stock units issued on or following November 7, 2005 to any person who is a full-time employee of the Company as of the date hereof, any Adjusted Company Restricted Stock with respect to such restricted stock or restricted stock units shall remain outstanding and holders of such Adjusted Company Restricted Stock shall not be entitled to receive any cash payments. The Company shall take all steps necessary and appropriate to give effect to this Section 4.02(c), including by obtaining any necessary consents to the cancellation of the Adjusted Company Restricted Stock.

SECTION 4.03 Surrender of Shares. (a) Prior to the Effective Time, the Company shall designate a bank or trust company to act as agent (the “Paying Agent”) for the holders of fractional shares of Class A Common Stock to receive funds pursuant to Section 4.01(b). Such funds shall be invested by the Paying Agent as directed by the Company.

(b) Promptly after the Effective Time, the Company shall cause to be mailed to each Person who following the Effective Time shall be entitled to receive funds pursuant to Section 4.01(b) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates evidencing shares that were converted into fractional shares in the Reverse Stock Split shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Offer Price for each share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Offer Price payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment equal to the Offer Price is to be made to a Person other than the Person in whose name the surrendered Certificate formerly evidencing shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Company that such taxes either have been paid or are not applicable. If any holder of shares of Class A Common Stock that were converted into fractional shares in the Reverse Stock Split is unable to surrender such holder’s Certificates because such Certificates have been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to the Company. Each of the Company and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of fractional shares of Class A Common Stock such amount as it is required to deduct and withhold with respect to the making of such payment under any Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of such fractional shares of Class A Common Stock in respect of which such deduction and withholding was made.

(c) At any time following the twelfth month after the Effective Time, the Company shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of fractional shares of Class A Common Stock (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Company (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Offer Price that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Company nor the Paying Agent shall be liable to any holder of a fractional share of Class A Common Stock for any Offer Price delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar law.

(d) From and after the Effective Time, holders of shares of Class A Common Stock that were converted into fractional shares in the Reverse Stock Split shall cease to have any rights with respect to such fractional shares except the right to receive an amount equal to the Offer Price multiplied by the number of shares of Class A Common Stock held by such holder prior to the Effective Time or as provided by applicable Law.

ARTICLE V
THE EXCHANGE OFFER

SECTION 5.01 The Exchange Offer. (a) As soon as reasonably practicable following the Commencement Date, the Company shall commence (within the meaning of Rule 13e-4(a)(4) under the Exchange Act) the Exchange Offer to exchange, out of funds legally available therefor, (i) for each outstanding share of 14¼% Preferred validly tendered in the Exchange Offer and not validly withdrawn (x) $7,000 principal amount of Series A Convertible Subordinated Debt and (y) $1,000 initial liquidation preference of Series A-1 Convertible Preferred, and (ii) for each outstanding share of 9¾% Preferred validly tendered in the Exchange Offer and not validly withdrawn (A) $4,000 principal amount of Series A Convertible Subordinated Debt and (B) $1,000 initial liquidation preference of Series A-1 Convertible Preferred; provided, that if, at the Exchange Offer Closing, the number of shares of 14¼% Preferred or 9¾% Preferred validly tendered in the Exchange Offer and not validly withdrawn represent 50% or less of the total outstanding shares of such class (a “Minority Exchange”), the Company shall exchange, out of funds legally available therefor, (i) for each outstanding share of 14¼% Preferred that has been accepted for exchange (x) $7,500 principal amount of Series A Convertible Subordinated Debt and (y) $500 initial liquidation preference of Series B Convertible Preferred, and (ii) for each outstanding share of 9¾% Preferred that has been accepted for exchange (A) $4,500 principal amount of Series A Convertible Subordinated Debt and (B) $500 initial liquidation preference of Series B Convertible Preferred. In order for shares of Senior

Preferred Stock to be validly tendered, each holder of Senior Preferred Stock who tenders in the Exchange Offer shall tender all but not less than all of the Senior Preferred Stock such holder owns on the Commencement Date.

(b) The Company shall cause the Exchange Offer to remain open until the twentieth Business Day after such commencement of the Exchange Offer or, as set forth in this Section 5.01(b), such other later date as CIG and NBCU may mutually agree (the “Exchange Offer Initial Expiration Date”). The Company shall be obligated to accept for exchange shares of Senior Preferred Stock validly tendered pursuant to the Exchange Offer, subject only to the non-occurrence or waiver of each of the conditions set forth in Annex B (the “Exchange Offer Conditions”). The Company shall not amend or make changes to the terms of the Exchange Offer, including the Exchange Offer Conditions, without the prior written consent of both CIG and NBCU. Notwithstanding anything in this Agreement to the contrary, the Company shall have the right to extend the Exchange Offer Initial Expiration Date for (i) any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Exchange Offer, (ii) any period required to obtain required stockholder approval of the Proposed Amendments, or (iii) any period required by applicable Law. On the Exchange Offer Initial Expiration Date, CIG and the Company shall, in their reasonable judgment, jointly determine whether the Exchange Offer Conditions exist and whether any such Exchange Offer Conditions shall be waived. Notwithstanding the foregoing, (A) in the event the Company, in its reasonable judgment, determines that one or more Exchange Offer Conditions exist and the Company reasonably determines not to waive any such Exchange Offer Condition and CIG, in its reasonable judgment, determines that each such Exchange Offer Condition does not exist or reasonably determines to waive any such Exchange Offer Condition, the Contingent Exchange pursuant to Section 5.04(b) shall occur, (B) in the event CIG, in its reasonable judgment, determines that one or more Exchange Offer Conditions exist and CIG reasonably determines not to waive any such Exchange Offer Condition and the Company, in its reasonable judgment, determines that each such Exchange Offer Condition does not exist or reasonably determines to waive any such Exchange Offer Condition, the Exchange Offer shall expire and no shares of Senior Preferred Stock shall be accepted for exchange and the Contingent Exchange pursuant to Section 5.04(b) shall not occur and (C) in the event an Exchange Offer Condition set forth in clauses (b) or (c) of Annex B exists that cannot be waived and that prevents the Exchange Offer Closing from occurring, the Exchange Offer shall expire and no shares of Senior Preferred Stock shall be accepted for exchange and the Contingent Exchange pursuant to Section 5.04(b) shall not occur.

(c) To the extent the Company amends or makes changes to the terms and conditions of the Exchange Offer pursuant to Section 5.01(b), CIG and the NBCU Entities shall cooperate with the Company in making any filings or amendments required by the DGCL, the Exchange Act, the Securities Act or any other applicable Law, or as otherwise may be necessary to effect such amendment or change.

(d) As promptly as reasonably practicable on the date the Exchange Offer is commenced, the Company shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments thereto, the “Exchange Offer Schedule TO”) with respect to the Exchange Offer, which will comply in all material respects with the provisions of all applicable federal and state securities laws, and will contain (including as an exhibit) or incorporate by reference an offer to exchange relating to the Exchange Offer, the consent solicitation statement described in Section 5.02 and forms of the related letter of transmittal (which documents, together with the Exchange Offer Schedule TO and any supplements or amendments thereto, are referred to collectively as the “Exchange Offer Documents”). The related letter of transmittal shall provide that, among other matters, in order for shares of Senior Preferred Stock to be validly tendered, each holder of Senior Preferred Stock who tenders in the Exchange Offer shall represent and warrant to the Company that (x) such holder has full power and authority to tender, sell, assign and transfer shares of Senior Preferred Stock in the Exchange Offer, (y) such holder has tendered all but not less than all of the shares of Senior Preferred Stock held by such holder on the Commencement Date and (z) when such shares are accepted for exchange by the Company, the Company shall acquire good, marketable and unencumbered title thereto, free and clear of all Liens. The Exchange Offer Documents, on the date filed with the SEC and on the date first disseminated to the holders of Senior Preferred Stock, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall take all steps necessary to cause the Exchange Offer Documents to be filed with the SEC and to be disseminated to the holders of Senior Preferred Stock, in each case as and to the extent required by applicable federal securities laws. The Company shall promptly correct or supplement any information in the Exchange Offer Documents if and to the extent that it shall have become false and misleading in any material respect, and the Company shall take all steps necessary to cause the Exchange Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Senior Preferred Stock, in each case as and to the extent required by applicable federal securities laws. CIG, the NBCU Entities and their respective counsel shall be given a reasonable opportunity to review and comment on the initial Exchange Offer Documents before they are filed with the SEC. In addition, the Company shall provide CIG, the NBCU Entities and their respective counsel with any comments or other communications that it or its counsel may receive from time to time from the SEC or its staff with respect to the Exchange Offer Documents promptly after the receipt of such comments or other communications. CIG, the NBCU Entities and their respective counsel shall be given a reasonable opportunity to review and comment on any response of the Company to comments or other communications from the SEC or any amended or revised Exchange Offer Documents before it is filed with the SEC.

(e) Subject to the terms of this Agreement, promptly after the expiration of the Exchange Offer, the Company shall accept for exchange, in accordance with the terms of the Exchange Offer, all of the shares of Senior Preferred Stock validly tendered pursuant to the Exchange Offer and not validly withdrawn.

(f) If the exchange is to be made to a Person other than the Person in whose name the surrendered certificate formerly evidencing shares of Senior Preferred Stock is registered on the stock transfer books of the Company, it shall be a condition of exchange that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such exchange shall have paid all transfer and other taxes required by reason of the exchange to a Person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of the Company that such taxes either have been paid or are not applicable.

SECTION 5.02 Consent Solicitation. The Exchange Offer Documents shall provide that (A) holders of Senior Preferred Stock who validly tender in the Exchange Offer shall also execute a written consent to an amendment to the Company’s Certificate of Incorporation in the form attached hereto as Exhibit T (the “Proposed Amendments”) and (B) the Proposed Amendments with respect to each series of Senior Preferred Stock shall become effective upon the filing with the Secretary of State of the State of Delaware of a certificate of amendment of the Company’s Certificate of Incorporation which shall be filed promptly following (i) acceptance by the Company for exchange of shares of Senior Preferred Stock tendered pursuant to the Exchange Offer that represent a majority of the shares of such series of Senior Preferred Stock outstanding on the Commencement Date and (ii) receipt by the Company of the approval by the requisite vote of holders of Common Stock of the Proposed Amendments.

SECTION 5.03 Exchange by CIG. CIG shall, and shall cause its controlled Affiliate to, (i) validly tender in the Exchange Offer and not withdraw all of the shares of 14¼% Preferred and 9¾% Preferred it holds and (ii) consent to the Proposed Amendments in the manner provided in the Exchange Offer Documents. Subject to Section 5.01(b), the Company shall accept for exchange all such shares of Senior Preferred Stock tendered by CIG in the Exchange Offer.

SECTION 5.04 Contingent Exchange. (a) If, at the Exchange Offer Closing, (i) the Company has accepted for exchange less than 90% of the outstanding shares of each series of Senior Preferred Stock owned by holders other than CIG, (A) NBC Palm Beach I shall be entitled to surrender and deliver to the Company, promptly following the Exchange Offer Closing, one or more certificates representing up to $375,000,000 aggregate stated liquidation preference of NBCU Series B Preferred in exchange for an equal principal amount of Series B Convertible Subordinated Debt, and (ii) CIG shall be entitled to surrender and deliver to the Company, promptly following the Exchange Offer Closing, one or more certificates representing up to $95,584,689 aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock, as applicable, received pursuant to Section 10.11 in exchange for an equal principal amount of Series B Convertible Subordinated Debt, with such amounts, in each case, determined in accordance with the methodology described on Schedule 5.04.

(b) Notwithstanding Section 5.04(a) but subject to Section 5.01(b), in the event the Exchange Offer Expiration occurs, promptly following the Exchange Offer Expiration, (i) CIG shall be entitled to surrender and deliver to the Company 9,386.46875 shares of 14¼% Preferred and 262.33603 shares of 9¾% Preferred in exchange for $76,403,430 aggregate principal amount of Series B Convertible Subordinated Debt, (ii) NBC Palm Beach I shall be entitled to surrender and deliver to the Company one or more certificates representing $375,000,000 aggregate stated liquidation preference of NBCU Series B Preferred in exchange for $375,000,000 aggregate principal amount of Series B Convertible Subordinated Debt and (iii) CIG shall be entitled to surrender and deliver to the Company one or more certificates representing $95,584,689 aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock, as applicable, received pursuant to Section 10.11 in exchange for an equal principal amount of Series

B Convertible Subordinated Debt (the actions as described in Section 5.04(a) and this Section 5.04(b), as the case may be, the “Contingent Exchange”).

(c) (i) Immediately following receipt of the certificate or certificates, if any, representing the aggregate stated liquidation preference of NBCU Series B Preferred surrendered by NBC Palm Beach I in the Contingent Exchange, the Company shall cancel such certificate and issue to NBC Palm Beach I, out of funds legally available therefor, a note or notes representing an aggregate principal amount of Series B Convertible Subordinated Debt determined in accordance with Sections 5.04(a) or (b), as applicable, (ii) if applicable, immediately following receipt of the certificate or certificates representing the aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock as applicable, surrendered by CIG in the Contingent Exchange pursuant to Section 5.04(a), the Company shall cancel such certificate and issue to CIG, out of funds legally available therefor, a note or notes representing an aggregate principal amount of Series B Convertible Subordinated Debt determined in accordance with Section 5.04(a), and (iii) if applicable, immediately following receipt of the certificate or certificates representing 9,386.46875 shares of 14¼% Preferred, 262.33603 shares of 9¾% Preferred and $95,584,689 in aggregate stated liquidation preference of Series C Preferred Stock or Series A-2 Preferred Stock, as applicable, surrendered by CIG in the Contingent Exchange pursuant to Section 5.04(b), the Company shall cancel such certificate and issue to CIG, out of funds legally available therefor, a note or notes representing $171,988,119 aggregate principal amount of Series B Convertible Subordinated Debt in accordance with Section 5.04(b).

SECTION 5.05 Company Approval. The Company hereby represents that the Board has determined that it is in the best interests of the Company to authorize and approve the Exchange Offer, the Contingent Exchange and the Proposed Amendments.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to CIG and the NBCU Entities to enter into this Agreement, except as set forth in the Company Disclosure Letter or as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by the Company and publicly available prior to the date of this Agreement, the Company hereby represents and warrants to CIG and the NBCU Entities as of the date hereof that:

SECTION 6.01 Organization and Qualification. (a) Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to own, lease, use and operate its properties and assets and to carry on its business as presently conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its assets or properties or conduct of its business makes such licensing or qualification necessary, except to the extent that the failure to be so organized, licensed, qualified or in good standing, or to have such power or authority, would not adversely affect the ability of the Company to carry out its obligations under, and to consummate the transactions contemplated by, each of the Transaction Agreements to which it is a party. The Company has made available to CIG and NBCU complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date hereof, and each as so made available is in effect on the date hereof.

SECTION 6.02 Capitalization. (a) The authorized capital stock of the Company consists of (A)(1) 505,000,000 shares of Class A Common Stock, of which, as of May 1, 2007, 65,377,185 shares were issued and outstanding, (2) 35,000,000 shares of Class B Common Stock, of which 8,311,639 shares are issued and outstanding and (3) 317,000,000 shares of Class C Common Stock, of which no shares are issued and outstanding, and (B) 1,000,000 shares of preferred stock, of which (1) 72,000 shares have been designated as 14¼% Preferred, of which 56,931.4905 shares are issued and outstanding, (2) 17,500 shares have been designated as 9¾% Preferred, of which 16,695.9798 shares are issued and outstanding and (3) 60,607 shares have been designated as NBCU Series B Preferred, all of which are issued and outstanding. As of May 1, 2007, no shares of capital stock were held in treasury, and no shares of capital stock were reserved for issuance except for (i) 27,237,042 shares of Class A Common Stock reserved in respect of Company Stock Options and other rights (including restricted stock and restricted stock units) (the “Company Stock Awards”) outstanding as of such date granted pursuant to the Company Stock Plans, (ii) 10,434,988 shares of Class A Common Stock reserved in respect of the conversion of 9¾% Preferred, (iii) 8,311,639 shares of Class A Common Stock reserved in respect of the conversion of Class B Common Stock and (iv) 303,035,000 shares of Class A and Class C Common Stock reserved in respect of the conversion of NBCU Series B Preferred. All of the issued and outstanding shares of the Company’s capital stock have been duly and validly authorized and issued and are fully paid and nonassessable and not subject to preemptive or other outstanding rights. The Company has made available to CIG and the NBCU Entities accurate and complete copies of all Company Stock Option Plans pursuant to which the Company has granted the Company Stock Awards that are currently outstanding and the form of all stock award agreements evidencing such Company Stock Awards. Since January 1, 2007, the Company has not issued any shares of capital stock of the Company or granted or entered into any calls, options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating the Company or any of its Subsidiaries to issue or sell any capital stock of the Company, or any other interest in, the Company or any of its Subsidiaries, other than pursuant to one or more of the Transaction Agreements or pursuant to the exercise of options to acquire shares of Class A Common Stock outstanding on January 1, 2007 in an amount not in excess of the amount set forth in this Section 6.02(a).

(b) None of the Subsidiaries of the Company owns any shares of Common Stock or Existing Preferred Stock. Section 6.02(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of the Subsidiaries and Persons (other than the Subsidiaries) in which the Company or a Subsidiary owns a 5% or greater, but less than 100%, equity interest (each, a “Company Joint Venture”). Each of the outstanding shares of capital stock or other equity securities of each of the Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares and where such failure to have such ownership would not reasonably be expected to have a Material Adverse Effect, owned by the Company or by a direct or indirect wholly-owned Subsidiary, free and clear of any Lien, other than Permitted Liens. The ownership interest in each Subsidiary and in each Company Joint Venture is owned by the Company or by a direct or indirect wholly-owned Subsidiary, free and clear of any Lien, other than any Permitted Liens. Neither the Company nor any of its Subsidiaries has entered into any commitment, arrangement or agreement, or is otherwise obligated, to contribute capital, loan money or otherwise provide funds to or make additional investments in any other Person.

(c) Upon any issuance of any shares of Common Stock in accordance with the terms of the Company Benefit Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) Except for the Stockholder Agreement and the Registration Rights Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company is bound relating to the voting or registration of any equity securities of the Company or any of its Subsidiaries.

(e) The Board, at a meeting duly called and held, and following the unanimous recommendation of a special committee of the Board, has (A) with all directors voting, adopted resolutions approving the Transaction as a strategic plan or financing plan for purposes of Section 3.3(a) of the Stockholder Agreement, approving and declaring advisable and recommending that the stockholders of the Company approve the Proposed Amendments, the Restated Certificate of Incorporation, and the Reverse Stock Split and approving, declaring the advisability of and recommending that the stockholders of the Company approve an amendment to the Certificate of Incorporation (the “Certificate Amendment”), in the form attached hereto as Exhibit W, to create Class D Common Stock and provide for 1,000,000,000 authorized shares of Class D Common Stock, and (ii) increase the number of authorized shares of Common Stock, Class A Common Stock and Class C Common Stock to 3,035,000,000, 1,000,000,000 and 1,000,000,000, respectively, of which the Board has determined to reserve for issuance, subject to the approval of the Certificate Amendment by the stockholders of the Company entitled to vote and the filing of the Certificate Amendment with the Secretary of State of the State of Delaware, 600,000,000 shares of Class A Common Stock, 600,000,000 shares Class C Common Stock and 700,000,000 shares Class D Common Stock upon conversion of the Convertible Securities (the “Conversion Shares”), and 100,000,000 shares of Class A Common Stock upon exercise of the Warrant, and (B) received the opinion of its financial advisor to the effect that, as of the date of such opinion, the Offer Price to be received by the holders of the shares of Class A Common Stock in the Tender Offer is fair from a financial point of view to such holders. When issued, all shares of the New Preferred Stock, all Conversion Shares issued upon the conversion of the Convertible Securities in accordance with the terms thereof, and all shares of Common Stock issued in accordance with the terms of the NBCU Option II and the Warrant will be duly and validly authorized and issued, fully paid and nonassessable and not subject to preemptive rights, and the owner of such shares will have good title thereto, free and clear of all Liens (other than any Lien created by or on behalf of such owner).

(f) Other than (A) the shares referred to in Section 6.02(a), (B) the requirement to issue the Conversion Shares pursuant to the documents governing the terms of the Convertible

Securities and (C) the issuance of the New Preferred Stock, the Convertible Subordinated Debt, the NBCU Option II and the Warrant as contemplated by the Transaction Agreements, (1) no equity securities of the Company or any of its Subsidiaries are or may become required to be issued by reason of any options, warrants, rights to subscribe for, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, calls, preemptive rights, commitments or other rights of any character whatsoever, (2) there are outstanding no securities or rights convertible into or exchangeable for shares of any capital stock of the Company or any of its Subsidiaries and (3) there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or will be bound to issue or sell additional shares of its capital stock or any securities or rights convertible into or exchangeable or exercisable for shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Except as required by the terms of the Existing Preferred Stock and the 2005 Agreements, the Company is not subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire or retire any of its capital stock.

(g) The consummation of the transactions contemplated by the Transaction Agreements will not trigger the anti-dilution provisions or other price adjustment mechanisms of any outstanding subscriptions, options, warrants, calls, contracts, preemptive rights, demands, commitments, conversion rights or other agreements or arrangements of any character or nature whatsoever under which the Company is or may be obligated to issue or acquire its capital stock.

(h) None of the Senior Preferred Stock or the NBCU Series B Preferred are required to be registered pursuant to Section 12 of the Securities Act.

SECTION 6.03 Authority Relative to the Transaction Agreements. (a) The Company has all necessary corporate power and authority to execute and deliver each of the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. Except as set forth on Section 6.03(a) of the Company Disclosure Letter, the execution and delivery by the Company of each of the Transaction Agreements to which it is a party, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all requisite action on the part of the Company and approved by the Board, and other than required stockholder approval, no other corporate proceedings on the part of the Company are necessary to authorize any of the Transaction Agreements to which it is a party or to consummate the transactions contemplated thereby. Each of the Transaction Agreements to which the Company is a party has been or, upon execution, shall have been duly executed and delivered by it, and (assuming due authorization, execution and delivery by the other parties) each of the Transaction Agreements to which it is a party constitutes or, upon execution, shall constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms. The Board has approved each of the Transaction Agreements to which the Company is a party and the transactions contemplated thereby and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203(b) of the DGCL shall not apply to the Reverse Stock Split or the Tender Offer. To the Knowledge of the Company, no other state takeover Law is applicable to any of the transactions contemplated by any of the Transaction Agreements.

(b) Pursuant to the DGCL and the Company’s Certificate of Incorporation, the approval of the Certificate Amendment, the Restated Certificate of Incorporation and the Reverse Stock Split requires the affirmative votes of the holders of a majority of the then outstanding shares of Common Stock and to the extent shares of 9¾% Preferred are then entitled to vote, 9¾% Preferred (on an as converted basis), voting together as a single class.

SECTION 6.04 No Conflict; Required Filings and Consents. (a) The execution and delivery by the Company of each of the Transaction Agreements to which it is a party, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby do not and will not (i) assuming that the required stockholder approval of any amendment to the Certificate of Incorporation of the Company as contemplated by the Transaction, including the Certificate Amendment, has been obtained, conflict with or violate the Certificate of Incorporation or By-laws of the Company or the comparable governing documents of any of its Subsidiaries, (ii) assuming that all consents, approvals and other authorizations described in Section 6.04(b) have been obtained and that all filings and other actions described in Section 6.04(b) have been made or taken, conflict with or violate any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) except as described in Section 2.01(a), result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to any Contract to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, (x) with respect to clause (iii), as would not materially and adversely affect the ability of the Company to carry out its obligations under, and to consummate the transactions contemplated by, each of the Transaction Agreements to which the Company is a party and would not, and (y) with respect to clauses (ii) and (iii), individually or in the aggregate, have a Material Adverse Effect.

(b) The execution and delivery by the Company of each of the Transaction Agreements to which it is a party, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby do not and will not require any consent, approval, authorization or other order of, action by, filing with, registration or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, Securities Act, or state securities or “blue sky” laws (“Blue Sky Laws”), (ii) the pre-merger notification and waiting period requirements of the HSR Act, (iii) the FCC Application, (iv) the FCC Approval, (v) the filing and recordation of the Proposed Amendments, any amendment to the Certificate of Incorporation of the Company as contemplated by the Transaction, including the Certificate Amendment, and each of the New Preferred Stock Certificates of Designation with the Secretary of State of the State of Delaware pursuant to the DGCL, (vi) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Company of the transactions contemplated by each of the Transaction Agreements to which it is a party and (vii) as may be necessary as a result of any facts or circumstances relating solely to CIG or the NBCU Entities or any of their respective Affiliates.

SECTION 6.05 Permits; Compliance. (a) Each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority, in each case applicable to the Company and its Subsidiaries, including all authorizations under the Communications Act, necessary for each of the Company or the Subsidiaries to own, lease and operate its properties, including the Company Stations, or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated by the Transaction Agreements or otherwise prevent or materially delay the Company from performing its obligations under the Transaction Agreements to which it is a party and would not, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of the Company, no suspension or cancellation of any of the Permits is pending or threatened that would reasonably be expected to have a Material Adverse Effect.

(b) Each of the Company and the Subsidiaries is in compliance with (i) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (ii) any Contract or Permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated by the Transaction Agreements or otherwise prevent or materially delay the Company from performing its obligations under the Transaction Agreements to which it is a party and would not, individually or in the aggregate, have a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Company Station, including physical facilities, electrical and mechanical systems, and transmitting and studio equipment, is operated in compliance with the Communications Act and the specifications of the FCC Licenses; (ii) the antenna structures owned or used by each Company Station are in compliance with the Communications Act and the requirements of the Federal Aviation Administration; (iii) the location and staffing of each Company Station’s main studio comply with the Communications Act; (iv) all reports and other filings required by the FCC with respect to the FCC Licenses and each Company Station (including, without limitation, all required children’s television and equal employment opportunity reports) have been filed in material compliance with the FCC rules and regulations; and (v) all FCC regulatory fees have been timely paid.

(d) Section 6.05(d) of the Company Disclosure Letter sets forth a complete and accurate list of the FCC Licenses and the authorized holder and the expiration date of the term (including any renewals, extensions or modifications thereof) of each of the FCC Licenses. The FCC Licenses are, except as described in Section 6.05(d) of the Company Disclosure Letter, in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and their respective terms are not subject to any conditions other than those applicable to broadcast licenses generally or as otherwise disclosed on the face of the FCC Licenses. Except as described in

Section 6.05(d) of the Company Disclosure Letter, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary or affecting the FCC Licenses or requesting revocation, suspension, cancellation or non-renewal of any of the FCC Licenses by or before the FCC, except for the FCC rulemaking proceedings generally affecting the television broadcast industry. Except as set forth in Section 6.05(d) of the Company Disclosure Letter, there are no unsatisfied, outstanding or pending, or to the Knowledge of the Company, threatened, by or before the FCC, orders to show cause, notices of violation, notices of apparent liability, notices of forfeiture or complaints issued against the Company or any of the Company Stations. To the Knowledge of the Company, there is no reason to believe that the FCC Licenses will not be renewed in the ordinary course. The FCC Licenses listed on Section 6.05(d) of the Company Disclosure Letter include all of the principal station licenses issued by the FCC that are used in or required for the operation of the Company Stations under the Communications Act. Except for pending applications for renewal of licenses for certain of the Company Stations, as of the date of this Agreement there are no proceedings, complaints, notices of forfeiture, claims or investigations pending, or to the Knowledge of the Company, threatened, that would materially impair the ability of Mr. Paxson or PMC to transfer control of the Call Shares to CIG or which would materially impede Mr. Paxson’s or PMC’s ability to prosecute the FCC Application.

(e) The Company Stations have been assigned channels by the FCC for the provision of digital television (“DTV”) service. The channel assignments have not been vacated, reversed, stayed, set aside, annulled or suspended, nor are they subject to any pending appeal, request for stay, or petition for rehearing, reconsideration or review by any person or by the FCC on its own motion, and the time for filing any such appeal, request, petition or similar document for the reconsideration or review by the FCC on its own motion has expired. To the Knowledge of the Company, there are no pending or anticipated petitions for rulemaking or notices of proposed rulemaking to reallocate the DTV allotment of any of the Company Stations, or to reallocate the DTV allotment of any other station in a manner that could affect the DTV operations of any of the Company Stations, nor were any requests to such effect filed with the FCC in its consideration of a final DTV table of allotments. All of the Company Stations are operating DTV facilities at full licensed power, or as set forth on Section 6.05 of the Company Disclosure Letter, have been authorized by the FCC, or have applied for authorization from the FCC, to defer full power DTV operation.

SECTION 6.06  SEC Filings; Financial Statements. (a) The Company has filed or furnished, as the case may be, on a timely basis, all forms, reports and documents required to be filed by it with the SEC since January 1, 2005, including (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2005 and 2006, respectively, (ii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since January 1, 2005 and (iii) all other forms, certifications, reports and registration statements filed by the Company with the SEC since January 1, 2005 (the forms, certifications, reports, statements and other documents referred to in clauses (i), (ii) and (iii) above, and those filed with the SEC subsequent to the date of this Agreement, and as amended, being, collectively, the “SEC Reports”). The SEC Reports, including any financial statements or schedules included therein, (i) were prepared in accordance with the requirements of either the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, or, in the case of the SEC Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to notes and normal year-end adjustments that will not be material in amount or effect), except as otherwise noted therein.

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries as of December 31, 2006, including the notes thereto (the “2006 Balance Sheet”), neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since January 1, 2007, liabilities or obligations incurred in connection with the Transaction and described in Section 6.06(c) of the Company Disclosure Letter, or liabilities or obligations which would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated by the Transaction Agreements or otherwise prevent or materially delay the Company from performing its obligations under the Transaction Agreements to which it is a party and would not, individually or in the aggregate, have a Material Adverse Effect.

(d) The Company has heretofore furnished to CIG and the NBCU Entities complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e) The Company has made available to CIG and the NBCU Entities all comment letters received by the Company from the SEC or the staff thereof since January 1, 2005 and all responses to such comment letters filed by or on behalf of the Company. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC Reports.

(f) To the Company’s knowledge, except as disclosed in the SEC Reports, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2005.

(g) The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and such controls and procedures are effective to ensure that all material information concerning the Company and the Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company has made available to CIG and the NBCU Entities complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 6.06, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Documents filed with the SEC by the Company and publicly available via the SEC’s EDGAR system shall be considered to have been made available by the Company to CIG and the NBCU Entities. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(h) The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has made available to CIG and the NBCU Entities complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(i) Since January 1, 2005, neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices. Since January 1, 2005, there have been no internal investigations regarding internal accounting controls, accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board or any committee thereof.

(j) To the Knowledge of the Company, no employee of the Company or any Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor any Subsidiary nor to the Knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

(k) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the American Stock Exchange.

SECTION 6.07 Absence of Certain Changes or Events. (a) Since December 31, 2006, except as expressly contemplated by the Transaction Agreements to which the Company is a party, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice, (ii) there has not been any change in the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect, and (iii) none of the Company or any Subsidiary has taken any action not in the ordinary course of business that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in Section 9.01.

(b) Since January 1, 2006 the Company has not taken any of the following actions with respect to any of its present or former directors or officers, except as has been approved by the compensation committee of the Board as an employment compensation, severance or other employee benefit arrangement in accordance with the safe harbor contained in Rule 14d-10 of the Exchange Act: (i) an increase in compensation or benefits in any form, (ii) any grant of the right to receive any severance or termination compensation or benefit, (iii) any entry into an employment, consulting, indemnification, termination, change of control, non-competition or severance agreement or (iv) an amendment to or adoption of a Company Stock Plan (the matters described in foregoing clauses (i), (ii), (iii) and (iv), collectively, “Compensation Actions”). To the extent that any Compensation Action was approved after the date of the first discussion of a potential tender offer between the Company or the Board, on the one hand, and CIG, CLP or the NBCU Entities, on the other hand, the compensation committee of the Board was, at the time of each such approval, aware of such potential tender offer.

SECTION 6.08 Absence of Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary before any Governmental Authority that (a) individually or in the aggregate, has had or reasonably would be expected to have a Material Adverse Effect or (b) seeks to materially delay or prevent the consummation of the transactions contemplated by the Transaction Agreements to which the Company is a party or otherwise prevent or materially delay the Company from performing its obligations thereunder. Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any Governmental Order that, individually or in the aggregate, has had or reasonably would be expected to have a Material Adverse Effect or to prevent or materially delay consummation of any of the transactions contemplated by the

Transaction Agreements to which the Company is a party or otherwise prevent or materially delay the Company from performing its obligations thereunder.

SECTION 6.09 Compensation and Benefit Plans; ERISA. (a) The Company has made available to CIG and NBCU correct and complete copies of each Company Benefit Plan and amendments thereto. No entity is treated as a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code, other than the Company and its Subsidiaries.

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to CIG and NBCU correct and complete copies of (i) all plan texts and agreements and related trust agreements (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications concerning the extent of the benefits provided under a Company Benefit Plan; (iii) the most recent annual report (including all schedules); (iv) the most recent annual audited financial statements and opinions; (v) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); and (vi) all material communications with any domestic Governmental Authority given or received since January 1, 2005. There is no present intention that any Company Benefit Plan be materially amended, suspended or terminated at any time within the twelve months immediately following the date of this Agreement.

(c) [Intentionally omitted].

(d) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (iv) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, to the Knowledge of the Company, no condition exists that presents a material risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan. Neither the Company nor any of its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan other than a plan listed on Section 6.09(a) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries would be reasonably expected to have any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) that has not been satisfied in full.

(e) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has been issued a favorable determination letter by the IRS with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and no event has occurred since the date of such qualification or exemption that would reasonably be expected to result in the loss of such qualification or exemption. Each Company Benefit Plan has been established and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other applicable Laws. With respect to the Company Benefit Plans, no event has occurred and no condition exists that would subject the Company by reason of its being treated as a single employer with any entity under Sections 414(b), (c), (m) or (o) of the Code to any material (i) Tax, penalty, fine, (ii) Lien (other than a Permitted Lien) or (iii) other liability imposed by ERISA, the Code or other applicable Laws.

(f) There are no Company Benefit Plans under which welfare benefits are provided to past or present employees of the Company and its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws.

(g) Except as contemplated by the 2005 Agreements, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, from the Company or any Subsidiary to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or section 4975 of the Code; (v) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (vi) result in the payment by the Company or any Subsidiary of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code in excess of $5,000,000.

(h) With respect to any Company Benefit Plan or any current or former employee of any of the Company or any of its Subsidiaries, (i) no Actions (including any administrative investigation, audit or other proceeding by the Department of Labor or the IRS but other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) to the Knowledge of the Company, no events or conditions have occurred or exist that would reasonably be expected to give rise to any such Actions.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Company Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. Each Company Benefit Plan that requires registration with a Governmental Authority has been properly registered, except where any failure to register, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company (including Company Benefit Plans pursuant to which “stock rights” (as defined in Treas. Reg. §1409A-1(e)) have been granted) has been operated since January 1, 2005 either pursuant to a grandfathering exemption from Section 409A of the Code or in good faith compliance with Section 409A of the Code, the proposed regulations, the final regulations and other guidance issued thereunder.

SECTION 6.10 Labor Matters. (a) (i) As of the date of this Agreement, except as set forth in Section 6.10 of the Company Disclosure Letter, and (ii) as of any date subsequent to the date of this Agreement except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (x) none of the employees of the Company or its Subsidiaries is represented by a union and, to the knowledge of the Company, no union organizing efforts have been conducted or threatened since January 1, 2005 or are being conducted or threatened, (y) neither the Company nor any of its Subsidiaries is a party to or is negotiating any collective bargaining agreement or other labor Contract, and (z) there is no pending and, to the Knowledge of the Company, there is no threatened material strike, picket, work stoppage, work slowdown or other organized labor dispute affecting the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding or social security Taxes. No material unfair labor practice charge or complaint is pending or, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law which remains unsatisfied, and neither the Company nor any of its Subsidiaries has planned or announced any “plant closing” or “mass layoff” as contemplated by WARN affecting any site of employment or facility of the Company or any of its Subsidiaries.

SECTION 6.11 Taxes. (a) All Tax Returns that are filed or required to be filed by or with respect to the Company have been duly and timely filed and all such Tax Returns are complete and correct in all material respects. All Taxes of the Company that are due and payable have been paid in full, whether or not shown to be due on a Tax Return. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(b) There is no litigation outstanding concerning any Tax liability of the Company pending or threatened in writing with respect to any Taxes due from or with respect to the Company. There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay Taxes other than any Liens for Taxes that are not yet due and payable. There are no currently outstanding or pending waivers or agreed or pending extensions of any statute of limitations in respect of Taxes of the Company. No claim has ever been made in writing by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(c) The Company does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. national law) as a transferee or successor, by contract or otherwise. The Company is not a party to or bound by any Tax allocation, sharing or similar agreement. The Company has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or any similar provision of state, local, or non-U.S. national law which provides for consolidation, group relief, or other surrender of Tax items between affiliated entities in the preparation and filing of their respective Tax Returns).

(d) The Company is not nor has it been subject to (i) a disclosure obligation with respect to any Person under Section 6111 of the Code and the regulations promulgated thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code and the Treasury Regulations promulgated thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

SECTION 6.12 Insurance. The Company and its Subsidiaries have made available to CIG and NBCU correct and complete copies of their respective D&O Insurance Policies. Such D&O Insurance Policies are in full force and effect and, to the Knowledge of the Company, neither the Company nor any Subsidiary is in material default with respect to any of its obligations under any such D&O Insurance Policy. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any such D&O Insurance Policy.

SECTION 6.13 Company Material Contracts. The Company has filed or furnished to the SEC, or provided to CIG and NBCU prior to the date hereof, true and complete copies of all Company Material Contracts. All Company Material Contracts are valid and in full force and effect and enforceable in accordance with their respective terms, with respect to the Company or its Subsidiaries, as applicable, and, to the knowledge of the Company, with respect to the other parties thereto, except to the extent that (i) they have previously expired or otherwise terminated in accordance with their terms or (ii) the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any counterparty to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Material Contract, except in each case for those violations or defaults which are not continuing or, individually or in the aggregate, would not have a Material Adverse Effect. No Company Material Contract has been amended or modified prior to the date of this Agreement (other than immaterial amendments or modifications), except for amendments or modifications which have been filed or furnished as an exhibit to a subsequently filed or furnished SEC Report, or provided to CIG and NBCU prior to the date hereof. The consummation of the Transaction will not result in any Company Material Contract failing to continue in full force and effect or result in any material penalty or other material adverse consequence under a Company Material Contract.

SECTION 6.14 Property. All properties and assets of the Company and its Subsidiaries, real and personal, that are material to the conduct of their businesses, taken as a whole, as of the date of this Agreement are, except for changes in the ordinary course of business since the date of the most recent consolidated balance sheet included in the SEC Reports as filed with the SEC prior to the date hereof, reflected, in all material respects in accordance with GAAP, and to the extent required thereby, on the most recent consolidated balance sheet of the Company included in the SEC Reports as filed with the SEC. Each of the Company and its Subsidiaries has legal title to, or a leasehold interest, license or easement in, its real and personal property reflected on such balance sheet or acquired by it since the date of such balance sheet, free and clear of all Liens, other than Permitted Liens or Liens which have not had and would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 6.15 Intellectual Property. (a) Section 6.15(a) of the Company Disclosure Letter sets forth (i) a list of all copyrights and trademarks owned by the Company which have been registered, or for which applications for registration have been filed and are pending anywhere in the world; and (ii) each material programming license under which the Company licenses program rights from any third party.

(b) Section 6.15(b) of the Company Disclosure Letter contains a true and complete list of material licenses or other agreements with third parties pursuant to which the Company has obtained rights to use computer software, except for licenses or other agreements with respect to commercially available, off the shelf software. All such Company Intellectual Property is used by the Company in all material respects in accordance with the terms of such licenses or other agreements, and the Company is not in breach of or default under any such agreement in any material respect and, to the knowledge of the Company, no other party to such agreement is in breach of or default under such agreement in any material respect.

(c) The Company owns all right, title, and interest in and to, the Company Intellectual Property that is owned by the Company, free and clear of all Liens (other than Permitted Liens), and is the owner of record of any registered or applied for Company Intellectual Property that is owned by the Company.

(d) The Company owns or has a valid right to use all material Company Intellectual Property used in the business as presently conducted and as presently contemplated to be conducted.

(e) The operation of the business as presently conducted, and as presently contemplated to be conducted, does not infringe, misappropriate, or otherwise violate or conflict with the intellectual property of any third party in any material respect, and the Company has not received notice of any claims or threatened claims alleging any of the foregoing, including any offer to license or any claim that Company must license or refrain from using Company Intellectual Property of a third party, and is not aware of any facts that would support such a claim.

(f) To the Knowledge of the Company, no third party has infringed, misappropriated or otherwise violated or come into conflict with the Company’s rights in any Company Intellectual Property owned by the Company. No action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand has been made, is pending, or, to the

Knowledge of Company, is threatened which challenges the legality, validity, enforceability, use or ownership of any Company Intellectual Property owned by Company.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall impair or alter any of the Company’s rights in any Company Intellectual Property in any material respect.

SECTION 6.16 Brokers. No broker, finder or investment banker (other than UBS Investment Bank and Lazard) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to CIG and the NBCU Entity a complete and correct copy of all agreements between the Company and UBS Investment Bank and Lazard pursuant to which such firm would be entitled to any payment relating to the Transaction.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF CIG

As an inducement to the Company and the NBCU Entities to enter into this Agreement, CIG hereby represents and warrants to the Company and the NBCU Entities as of the date hereof that:

SECTION 7.01 Corporate Organization. CIG is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to own, lease, use and operate its properties and assets and to carry on its business as presently conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its assets or properties or conduct of its business makes such licensing or qualification necessary, except to the extent that the failure to be so organized, licensed, qualified or in good standing, or to have such power or authority, would not adversely affect the ability of CIG to carry out its obligations under, and to consummate the transactions contemplated by, each of the Transaction Agreements to which it is a party.

SECTION 7.02 Authority Relative to Transaction Agreements. CIG has all necessary limited liability company power and authority to execute and deliver each of the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by CIG of each of the Transaction Agreements to which it is a party, the performance by CIG of its obligations thereunder and the consummation by CIG of the transactions contemplated thereby have been duly authorized by all requisite action on the part of CIG and its members. Each of the Transaction Agreements to which it is a party has been or, upon execution, shall have been duly executed and delivered by CIG, and (assuming due authorization, execution and delivery by the other parties) constitutes or, upon execution, shall constitute legal, valid and binding obligations of CIG, enforceable against CIG in accordance with its terms.

SECTION 7.03 No Conflict; Required Filings and Consents. (a) The execution and delivery by CIG of each of the Transaction Agreements to which it is a party, the performance by CIG of its obligations thereunder and the consummation by CIG of the transactions contemplated thereby do not and will not (i) conflict with or violate the organizational documents of CIG, (ii) assuming that all consents, approvals and other authorizations described in Section 7.03(b) have been obtained and that all filings and other actions described in Section 7.03(b) have been made or taken, conflict with or violate any Law applicable to CIG or by which any property or asset of CIG is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of CIG pursuant to, any Contract to which CIG is a party or by which CIG or any property or asset of CIG is bound or affected, except, with respect to clause (iii), as would not materially and adversely affect the ability of CIG to carry out its obligations under, and to consummate the transactions contemplated by, each of the Transaction Agreements to which CIG is a party.

(b) The execution and delivery by CIG of each of the Transaction Agreements to which it is a party, the performance by CIG of its obligations thereunder and the consummation by CIG of the transactions contemplated thereby do not and will not require any consent, approval, authorization or permit of, or filing with, registration or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, Securities Act or Blue Sky Laws, (ii) the pre-merger notification and waiting period requirements of the HSR Act, (iii) the FCC Application, (iv) the FCC Approval, (v) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by CIG of the transactions contemplated by each of the Transaction Agreements to which it is a party and (vi) as may be necessary as a result of any facts or circumstances relating solely to the Company or the NBCU Entities or any of their respective Affiliates.

SECTION 7.04 Ownership of Company Securities. As of the date hereof, (a) CIG and its controlled Affiliates own (i) 2,724,207 shares of Class A Common Stock, (ii) 9,386.46875 shares of 14¼% Preferred, (iii) 262.33603 shares of 9¾% Preferred and (iv) $6,000,000 in principal amount of Floating Rate Second Priority Senior Secured Notes due 2013 and (b) CIG has long economic exposure to 3,398,337 shares of Class A Common Stock through derivative contracts entered into with unaffiliated financial institutions. Except as set forth in this Section 7.04 or as contemplated by the Transaction Agreements, neither CIG nor any of its controlled Affiliates owns any securities of the Company or has any Contract or relationships (legal or otherwise) with any Person with respect to any securities of the Company.

SECTION 7.05 FCC Compliance. CIG is legally and financially qualified as a transferee of control of the FCC Licenses under the Communications Act and the published policies and orders of the FCC. There are no facts or circumstances pertaining to CIG which, under the Communications Act, would reasonably be expected to (x) result in the FCC’s refusal to grant the FCC Approval, or (y) materially delay obtaining the FCC Approval. No waiver of, or exemption from, any provision of the Communications Act with respect to CIG would reasonably be expected to be necessary to obtain the FCC Approval (other than waivers for continued satellite status of any Company Station).

SECTION 7.06 Financing. CIG has provided the Company and the NBCU Entities with a copy of a commitment letter (the “Equity Commitment Letter”) which evidences that CIG shall have, subject to the satisfaction of the conditions contained therein, funds sufficient to consummate all the transactions contemplated to be performed by CIG by the Transaction Agreements to which CIG is a party. The Equity Commitment Letter is in full force and effect and has not been amended and shall remain in full force and effect and shall not be amended prior to the later of the Termination Date or the Effective Time without the prior written consent of the Company and NBCU.

SECTION 7.07 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of CLP or CIG.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES OF NBCU ENTITIES

As an inducement to the Company and CIG to enter into this Agreement, each of the NBCU Entities, jointly and severally, hereby represents and warrants to the Company and CIG as of the date hereof that:

SECTION 8.01 Corporate Organization. Each of the NBCU Entities is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary power and authority to own, lease, use and operate its properties and assets and to carry on its business as presently conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its assets or properties or conduct of its business makes such licensing or qualification necessary, except to the extent that the failure to be so organized, licensed, qualified or in good standing, or to have such power or authority, would not adversely affect the ability of any of the NBCU Entities to carry out its obligations under, and to consummate the transactions contemplated by, each of the Transaction Agreements to which it is a party.

SECTION 8.02 Authority Relative to Transaction Agreements. Each of the NBCU Entities has all necessary corporate power and authority to execute and deliver each of the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each of the NBCU Entities of each of the Transaction Agreements to which it is a party, the performance by each of the NBCU Entities of its obligations thereunder and the consummation by each of the NBCU Entities of the transactions contemplated thereby have been duly authorized by all requisite action on the part of each of the NBCU Entities and its stockholders. Each of the Transaction Agreements to which it is a party has been or, upon execution, shall have been duly executed and delivered by each of the NBCU Entities, and (assuming due authorization, execution and delivery by the other parties) constitutes or, upon execution, shall constitute legal, valid and binding obligations of each of the NBCU Entities, enforceable against each of the NBCU Entities in accordance with its terms. Each of the Call Agreement, the Escrow Agreement and the Noncompete Agreements is in full force and effect and constitutes the legally valid and binding obligation of the NBCU Entity that is a party to such agreement and, to the knowledge of the

NBCU Entities, each of the other parties thereto. Except as disclosed in (i) the Current Report on Form 8-K filed by the Company with the SEC on November 7, 2005 or (ii) Amendment No. 2 to the Schedule 13D/A filed by NBCU with the SEC on November 9, 2005 (together, the “2005 SEC Filings”), there are no Contracts which relate to any of the Call Agreement, the Escrow Agreement or the Noncompete Agreements. True copies of each of the Call Agreement, the Escrow Agreement and the Noncompete Agreements, as amended to date, have been filed with the SEC in the 2005 SEC Filings or provided to CIG by NBCU.

SECTION 8.03 No Conflict; Required Filings and Consents. (a) The execution and delivery by each of the NBCU Entities of each of the Transaction Agreements to which it is a party, the performance by each of the NBCU Entities of its obligations thereunder and the consummation by each of the NBCU Entities of the transactions contemplated thereby do not and will not (i) conflict with or violate the certificate of incorporation or bylaws of such NBCU Entity, (ii) assuming that all consents, approvals and other authorizations described in Section 8.03(b) have been obtained and that all filings and other actions described in Section 8.03(b) have been made or taken, conflict with or violate any Law applicable to such NBCU Entity or by which any property or asset of such NBCU Entity is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of such NBCU Entity pursuant to, any Contract to which such NBCU Entity is a party or by which such NBCU Entity or any property or asset of such NBCU Entity is bound or affected, except, with respect to clause (iii), as would not materially and adversely affect the ability of such NBCU Entity to carry out its obligations under, and to consummate the transactions contemplated by, each of the Transaction Agreements to which such NBCU Entity is a party. The assignment of each of the Call Agreement, the Escrow Agreement and the Noncompete Agreements by the NBCU Entities to CIG as set forth in Section 2.02(a) does not require the consent of any Person.

(b) The execution and delivery by each of the NBCU Entities of each of the Transaction Agreements to which it is a party, the performance by such NBCU Entity of its obligations thereunder and the consummation by such NBCU Entity of the transactions contemplated thereby do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, Securities Act or Blue Sky Laws, (ii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by such NBCU Entity of the transactions contemplated by each of the Transaction Agreements to which it is a party, (iii) the FCC Application, (iv) the FCC Approval, and (v) as may be necessary as a result of any facts or circumstances relating solely to the Company or CIG or any of their respective Affiliates.

SECTION 8.04 Ownership of Company Securities. As of the date hereof, (a) NBC Palm Beach I owns 60,607 shares of NBCU Series B Preferred, convertible into 303,035,000 shares of Class A Common Stock, and (b) NBC Palm Beach II owns the Call Right to purchase the Call Shares. Except as set forth in this Section 8.04 or contemplated by the Transaction Agreements or the 2005 Agreements, none of the NBCU Entities owns any securities of the

Company or has any Contract or relationships (legal or otherwise) with any Person with respect to any securities of the Company.

SECTION 8.05 Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the NBCU Entities.

ARTICLE IX
CONDUCT OF BUSINESS PENDING THE CALL CLOSING

SECTION 9.01 Conduct of Business by the Company Pending the Call Closing. Between the date hereof and the Call Closing, the Company shall, and shall cause each Subsidiary to, (i) conduct its business only in the ordinary course and in a manner consistent with past practice, (ii) use its reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships and goodwill of the Company and its Subsidiaries with customers, suppliers, employees and other Persons with which the Company or any Subsidiary has significant business relations and (iii) refrain from taking any action that would reasonably be expected to delay or impede FCC Approval, would reasonably be expected to result in any FCC action affecting the FCC Licenses, or result in revocation, suspension, cancellation or non-renewal of any of the FCC Licenses, or result in any forfeiture or other financial obligation to the FCC, whether imposed by forfeiture order or voluntary agreement; provided, however, that in the event that any such forfeiture or financial obligation is imposed prior to the Call Closing, the Company shall undertake to pay any amounts due. By way of amplification and not limitation, except (A) as contemplated by the Transaction Agreements, or (B) as is required by applicable Law, the Company shall not, and shall not permit any Subsidiary to, between the date hereof and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of CIG and the NBCU Entities (which consent shall not be unreasonably withheld or delayed and shall be deemed to have been provided unless such party shall have delivered written notice to the contrary within 15 days of receipt of a request for consent from the Company pursuant to this Section 9.01):

(a) amend its Certificate of Incorporation or By-laws or equivalent organizational documents;

(b) issue, sell, pledge, transfer, dispose of, grant or encumber, or authorize the issuance, sale, pledge, transfer, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of shares of Class A Common Stock issuable (A) pursuant to the Company Stock Plans outstanding on the date hereof (subject, however, to the limitations set forth in Section 9.01(b) of the Company Disclosure Letter) or (B) upon conversion of the Existing Preferred Stock or (ii) enter into any Contract with respect to the voting of its capital stock;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except as may be payable pursuant to the terms of the Existing Preferred Stock;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(e) (i) acquire (including by merger, consolidation, or acquisition of stock or other equity interests or assets or any other business combination) any Person or any assets other than in the ordinary course of business for a purchase price in excess of $1,000,000; (ii) make any loans, advances or capital contributions or investments (other than investments in marketable securities) in any Person (other than any direct or indirect wholly owned Subsidiary); or (iii) except with respect to capital expenditures provided for in the Company’s capital expenditure plan, a copy of which has previously been provided to CIG and the NBCU Entities, authorize or make any single capital expenditure which is in excess of $1,000,000 or capital expenditures which are, in the aggregate, in excess of $3,000,000 for the Company and the Subsidiaries taken as a whole; or (iv) enter into or amend any Contract with respect to any matter set forth in this Section 9.01(e);

(f) repurchase, redeem, defease, cancel, prepay, forgive, issue, sell, incur or otherwise acquire any indebtedness for borrowed money or any debt securities or rights to acquire debt securities of the Company or any Subsidiary, or assume, guarantee or otherwise become responsible for such indebtedness of another Person, except for indebtedness for borrowed money incurred or repaid in the ordinary course of business consistent with past practice under the Senior Debt;

(g) amend or modify in any material respect the terms of, or refinance, any indebtedness for borrowed money, guarantee of indebtedness for borrowed money or debt securities of the Company or any Subsidiary;

(h) merge or consolidate the Company or any Subsidiary with any Person;

(i) transfer, lease, license, sell, place a Lien upon or otherwise dispose of any of its properties or assets (including capital stock of any Subsidiary) with a fair market value in excess of $2,000,000 individually, or $5,000,000 in the aggregate, except for transfers, leases, licenses, sales, Liens (other than Permitted Liens) or other dispositions (i) in the ordinary course of business and consistent with past practice or (ii) required under any Contract to which the Company or any of its Subsidiaries is a party as of the date of this Agreement.

(j) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any material Subsidiary;

(k) (i) increase the compensation (including, without limitation, severance compensation) or benefits payable or to become payable to, or make any payment not otherwise due to, any of its past or present directors, officers, employees or other service providers, except for increases in the ordinary course of business and consistent with past practice in salaries, wages, bonuses, incentives or benefits of employees of the Company or any Subsidiary who are not directors or officers of the Company, (ii) except pursuant to existing contract obligations establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement other than agreements entered into in the ordinary course of business and consistent with past practice with new hires who will not be officers of the Company, (iii) contribute any funds to a “rabbi trust” or similar grantor trust, (iv) change any actuarial assumptions currently being utilized with respect to Company Benefit Plans, or (v) grant any equity or equity-based awards to directors, officers or employees, except in each case to the extent required by applicable Laws or by existing Company Benefit Plans set forth in Section 6.09 of the Company Disclosure Letter;

(l) make any changes other than as required by GAAP or applicable Law, with respect to accounting methods, policies or procedures;

(m) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the 2006 Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice;

(n) enter into, renew, extend, amend, modify or terminate any Company Material Contract, or renew, extend, amend, waive, modify or terminate any material rights of the Company or any Subsidiary thereunder, other than in the ordinary course of business and consistent with past practice;

(o) enter into any Contract relating to the digital spectrum of all or any of the Company Stations, except for any agreement which (i) has a term of not more than 14 months, (ii) is terminable on not more than 14 months notice without payment of any material penalty or any other material adverse consequence suffered by the Company or (C) is approved by a majority of the Board;

(p) enter into any new joint sales, joint services, time brokerage, or local marketing Contract (other than Contracts that may be terminated at no cost to the Company or any Subsidiary upon six months’ notice) involving 15% or more of the weekly time inventory or programming hours of a Company Station, but only if after entering into such Contract, Company Stations representing 20% or more of the Company’s National Coverage would be subject to such Contracts;

(q) other than with respect to any low power television stations that do not expand the coverage and cable carriage of any Company Station, sell, lease, assign or otherwise dispose of (x) more than 50% of the stock of any Subsidiary of the Company that owns the primary operating assets of, or a FCC license of, a Company Station or (y) the primary operating assets of, or any FCC license of, a Company Station, in each case, if such Company Station is located in any of the 50 largest DMAs as of the date of such disposition;

(r) commence, waive, release or settle any pending or threatened Action (i) involving payments by or to the Company or any of its Subsidiaries in excess of $1,000,000 or (ii) entailing the incurrence of (A) any obligation or liability of the Company in excess of such amount, including costs or revenue reductions, (B) obligations that would impose any material restrictions on the business or operations of the Company or its Subsidiaries, or (iii) that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any Subsidiary relating to the transactions contemplated by any of the Transaction Agreements;

(s) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act; or

(t) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

ARTICLE X
ADDITIONAL AGREEMENTS

SECTION 10.01 Stockholders’ Meetings. (a) The Company, acting through the Board, shall, in accordance with applicable Law and the Company’s Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders no later than June 30, 2007 (the “Initial Stockholders’ Meeting”) to vote on, among other matters, (i) the Certificate Amendment, (ii) the Proposed Amendments, (iii) the issuance of the Conversion Shares, if and to the extent required to satisfy conditions to the listing thereof under applicable rules of the American Stock Exchange, (iv) if and to the extent required under applicable rules of the American Stock Exchange, (A) the issuance of 26,688,361 shares of Class B Common Stock pursuant to the terms and conditions of the NBCU Option II, and (B) the issuance of 100,000,000 shares of Class A Common Stock upon exercise of the Warrant by CIG, and (v) any other matters, if any, required by applicable Law to approve and adopt the Transaction Agreements to which the Company is a party and to consummate the transactions contemplated thereby. CIG hereby irrevocably agrees that it shall vote (or cause to be voted) all of the Voting Stock that it or its subsidiaries has the power to vote on the record date for the Initial Stockholders’ Meeting, in favor of each of the proposals described in this Section 10.01(a) at the Initial Stockholders’ Meeting. The Company shall (A) include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to CIG or the NBCU Entities, the declaration of the Board that the proposals described in this Section 10.01(a) are advisable and (B) use its reasonable best efforts to obtain the approval of such proposals; provided, however, that such declaration may be withdrawn or modified by the Board without the prior written consent of CIG and the NBCU Entities to the extent that the Board determines in the good faith exercise of its reasonable business judgment, after receiving the advice of outside counsel, that such declaration would no longer be consistent with its fiduciary duties to the Company’s stockholders under applicable Law, in which event notwithstanding such withdrawal or modification of such declaration, the Company’s obligation to duly call, give notice of, convene and hold the Initial Stockholders’ Meeting pursuant to this Section 10.01(a) shall not be affected. Notwithstanding the foregoing, if the Paxson Stockholders sign one or more consents in writing approving each of the matters set forth in clauses (i) through (vi) of this Section 10.01(a), and duly deliver such written consent or consents to the Company in the manner provided in the Certificate of Incorporation of the Company prior to May 14, 2007, the Company shall no longer be obligated to duly call, give notice of, convene or hold the Initial Stockholders’ Meeting.

(b) The Company, acting through the Board, shall, in accordance with applicable Law and the Company’s Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following the Call Closing for the purpose of considering and taking action on the Restated Certificate of Incorporation necessary to effect the Reverse Stock Split (the “Stockholders’ Meeting”) and (ii) (A) include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to CIG, the declaration of the Board that the Restated Certificate of Incorporation is advisable and (B) use its best efforts to obtain approval of the Restated Certificate of Incorporation; provided, however, that such declaration may be withdrawn or modified by the Board without the prior written consent of CIG and the NBCU Entities to the extent that the Board determines in the good faith exercise of its reasonable business judgment, after receiving the advice of outside counsel, that such declaration would no longer be consistent with its fiduciary duties to the Company’s stockholders under applicable Law, in which event notwithstanding such withdrawal or modification of such declaration, the Company’s obligation to duly call, give notice of, convene and hold the Stockholders’ Meeting pursuant to this Section 10.01(b) shall not be affected. At the Stockholders’ Meeting, CIG shall vote (or cause to be voted) all shares of Class A Common Stock that it or its subsidiaries has the power to vote on the record date for the Stockholders’ Meeting, in favor of the Restated Certificate of Incorporation necessary to effect the Reverse Stock Split.

SECTION 10.02 Proxy Statement. (i) In the case of the Stockholders’ Meeting, promptly following the Call Closing, and (ii) in the case of the Initial Stockholders’ Meeting, as promptly as practicable following the Commencement Date, the Company shall file a Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to have such Proxy Statement cleared by the SEC as promptly as practicable. CIG, the NBCU Entities and the Company shall cooperate with each other in the preparation of each such Proxy Statement, and the Company shall notify CIG and the NBCU Entities of the receipt of any comments of the SEC with respect to each such Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to CIG and the NBCU Entities copies of all correspondence between the Company or any representative of the Company and the SEC with respect thereto. The Company shall give CIG, the NBCU Entities and their respective counsel a reasonable opportunity to review and comment on each Proxy Statement, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to the holders of shares of Voting Stock, and shall give CIG, the NBCU Entities and their respective counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, CIG and the NBCU Entities agrees to use its reasonable best efforts, after consultation with each other, to respond promptly to all such comments of and requests by the SEC and to cause each Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Voting Stock at the earliest practicable time. The proxy statement to be sent to the stockholders of the Company in connection with the Initial Stockholders’ Meeting and, if necessary, the Stockholders’ Meeting, or the information statement to be sent to such stockholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), shall not, on the date the Proxy Statement (or any amendment or supplement thereto) is filed with the SEC, on the date first mailed to stockholders of the Company, at the time of the Initial Stockholders’ Meeting and, if necessary, at the time of the Stockholders’ Meeting, and at the Effective Time, contain any statement which, at the time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Initial Stockholders’ Meeting or, if necessary, the Stockholders’ Meeting which shall have become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by CIG, the NBCU Entities or their respective representatives for inclusion in such Proxy Statement. Such Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act.

SECTION 10.03 Company Board Representation; Section 14(f). (u) From and after the closing of the Tender Offer but prior to the Call Closing, CIG shall have the right to designate two directors. In addition to the foregoing, in the event any member of the Board other than any member appointed by the holders of 14 ¼ Preferred or the 9 ¾ Preferred ceases for any reason to serve as a director of the Company, CIG shall have the right to designate a director to fill any such vacancy. Subject to any restrictions imposed by applicable Law, the Company shall take all actions necessary to cause CIG’s designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both.

(b) Promptly following the Call Closing, and from time to time thereafter, the composition of the Board and the election of members designated or nominated by CIG or the NBCU Entities to the Board shall be governed by Section 3.1 of the New Stockholders’ Agreement, as may be amended from time to time.

(c) The Company shall promptly take all actions, if any, required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations under this Section 10.03, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. CIG shall supply to the Company, and be solely responsible for, any information with respect to it and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

(d) Following the election or appointment of designees of CIG pursuant to this Section 10.03, prior to the Call Closing, (i) any amendment of the Transaction Agreements to which the Company is a party or the Certificate of Incorporation or By-laws of the Company, (ii) any termination by the Company of the Transaction Agreements to which the Company is a party, (iii) any extension by the Company of the time for the performance of any of the obligations or other acts of CIG or the NBCU Entities, (iv) any recommendation to the Company’s stockholders or any modification or withdrawal of any such recommendation in connection with the Transaction or (v) any waiver of any of the Company’s rights under the Transaction Agreements to which the Company is a party, shall require the concurrence of a majority of the directors of the Company then in office who neither were designated by CIG nor are employees of the Company or any Subsidiary.

SECTION 10.04 Access to Information; Confidentiality. (a) From the date hereof until the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of CIG and the NBCU Entities access, during normal business hours and upon reasonable notice by CIG or the NBCU Entities, to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish CIG and the NBCU Entities with such financial, operating and other data and information as CIG or the NBCU Entities, through its officers, employees or agents, may reasonably request.

(b) All information obtained by CIG and its Affiliates and the NBCU Entities pursuant to this Section 10.04 shall be kept confidential in accordance with (i) the Confidentiality Agreement, dated February 15, 2007, between CLP and the Company and (ii) the Confidentiality Agreements, dated May 12, 1999 and June 30, 2004, between NBCU and the Company (collectively, the “Confidentiality Agreements”).

(c) No investigation pursuant to this Section 10.04 shall affect any representation or warranty in this Agreement of any party hereto, any condition to the obligations of any parties hereto, or any condition to the Tender Offer and the Exchange Offer set forth on Annex A and Annex B, respectively.

SECTION 10.05 No Solicitation of Transactions. (a) The Company agrees that neither it nor any Subsidiary nor any of the directors, officers or employees of it or any Subsidiary will, and that it will cause its and its Subsidiaries’ agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Subsidiary) not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (ii) enter into or maintain or continue discussions or negotiations with any Person in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve or endorse any Competing Transaction or enter into any letter of intent or other Contract relating to any Competing Transaction or (iv) authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries, to take any such action. The Company shall notify CIG and the NBCU Entities as promptly as practicable (and in any event within one (1) Business Day after the Company attains knowledge thereof), orally and in writing, if any proposal or offer, or any inquiry or contact with any Person with respect thereto, regarding a Competing Transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact (including material amendments or proposed material amendments). The Company shall, and shall direct or cause its and its Subsidiaries’ directors, officers, employees, agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Subsidiary) to, immediately cease and cause to be terminated any discussions or negotiations with any Person that may have been conducted heretofore with respect to a Competing Transaction. The Company shall not release any Person from, or waive any provision of, any confidentiality or standstill agreement to which it is a party and the Company also agrees to promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any Subsidiary, if any, to return (or if permitted by the applicable confidentiality agreement, destroy) all confidential information heretofore furnished to such Person by or on behalf of the Company or any Subsidiary.

(b) Notwithstanding anything to the contrary in this Section 10.05, prior to the Exchange Offer Closing or the Exchange Offer Expiration, as applicable, the Board may furnish information to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, and the Board has (i) determined, in its good faith judgment (after consultation with its financial advisor), that such proposal or offer constitutes or is reasonably likely to constitute a Superior Proposal, (ii) determined, in its good faith judgment after consultation with outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that, in light of such Superior Proposal, the furnishing of such information or entering into discussions is required to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, (iii) provided written notice to CIG and the NBCU Entities of its intent to furnish information or enter into discussions with such Person and (iv) obtained from such Person an executed confidentiality agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Transaction Agreements to which it is a party).

(c) Except as otherwise provided in this Agreement, neither the Board nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to CIG and the NBCU Entities, the approval or recommendation by the Board or any such committee of the Transaction Agreements to which the Company is a party and the Transaction, including the Tender Offer and the Reverse Stock Split, or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction.

(d) The parties acknowledge and agree that nothing contained herein shall affect or in any way interfere with the Company’s Obligation to comply with Rule 14d-9 under the Exchange Act.

SECTION 10.06 Directors’ and Officers’ Indemnification and Insurance. (a) The Company agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company (the “Indemnified D&Os”) as provided in its Certificate of Incorporation or By-laws and any indemnification or other agreements of the Company as in effect on the date of this Agreement shall continue in full force and effect in accordance with their terms subsequent to the Effective

Time. Further, the Certificate of Incorporation and By-laws of the Company after the Effective Time shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Certificate of Incorporation and By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals, except as amendments may be required by the DGCL during such period.

(b) The Company shall, at its option, either (A) purchase a tail policy of directors’ and officers’ liability insurance which shall be in effect for a period of six years from the Effective Time, if available, and shall contain substantially the same coverage and amount as, and contain terms and conditions no less advantageous, in the aggregate, than the coverage provided in the D&O Insurance Policies or (B) use its reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the D&O Insurance Policies (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable), in either case with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Company be required to expend pursuant to this Section 10.06(b) more than $2,500,000 as a premium for the tail policy or an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be $940,000 in the aggregate), as the case may be.

(c) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or at CIG’s option, CIG, shall assume the obligations set forth in this Section 10.06.

(d) This Section 10.06 shall continue in effect subsequent to the Effective Time, is intended to benefit the Company and each Indemnified D&O, shall be binding on all successors and assigns of the Company, and shall be enforceable by the Indemnified D&O. The provisions of this Section 10.06 are intended to be for the benefit of, and will be enforceable by, each Indemnified D&O, his or her heirs, and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

SECTION 10.07 Notification of Certain Matters. Each party hereto shall give prompt notice to the other parties of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which reasonably could be expected to cause any representation or warranty contained in the Transaction Agreements to which it is a party to be untrue or inaccurate in any material respect, (b) any failure of the Company, CIG or the NBCU Entities, as the case may be, to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it thereunder, (c) any other material development relating to the business, prospects, financial condition or results of operations of the Company and the Subsidiaries and (d) any notice received by, and any communication made to, the FCC, and the general status of any FCC filing with respect to the exercise of the Call Right by CIG and the Transaction; provided, however, that the delivery of any notice pursuant to this Section 10.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 10.08 Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to (i) make promptly its respective filings, and thereafter make any other required submissions, under applicable Law with respect to the Transaction, (ii) promptly file or cause their respective affiliates to promptly file one or more applications with the FCC seeking the FCC Approval, (iii) diligently prosecute the FCC Application, including responding to any requests from the FCC or its staff, (iv) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transaction, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transaction and to fulfill the conditions set forth in Article XI and the conditions to the Tender Offer and the Exchange Offer set forth on Annex A and Annex B, respectively, (v) consummate and make effective, in the most expeditious manner practicable, the Transaction, (vi) execute and deliver any additional instruments or other documents necessary to consummate the Transaction and to fully carry out the terms of each of the Transaction Agreements to which it is a party, (vii) contest and resist any Action, whether judicial or administrative, and to have vacated, lifted, reversed or overturned any Governmental Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transaction, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and (viii) assist and cooperate with each other in connection with the foregoing.

(b) Each of the parties agrees not to, and shall not permit any of its respective affiliates to, take any action in connection with or related to the Transaction that would reasonably be expected to prevent or materially delay or impede receipt of the FCC Approval.

(c) In order to avoid disruption or delay in the processing of the FCC applications, CIG and the Company agree to request, as part of such applications, that the FCC apply its policy permitting license assignments and transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more license renewal applications. CIG agrees to make such representations and undertakings as may be necessary or appropriate to invoke such policy, including undertakings to assume the position of applicant with respect to any pending license renewal applications, and to assume the risks relating to such renewal applications.

SECTION 10.09 Public Announcements. The parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transaction Agreements or the Transaction and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or the rules of any applicable stock exchange, and except where the Board determines, after consultation with its outside counsel, that the failure to make any such press release or public statement would be inconsistent with its fiduciary duties under applicable Law. The initial press release to be issued announcing the execution of this Agreement and the Transaction shall be in the form reasonably agreed to by all the parties hereto.

SECTION 10.10 Exchange of NBCU Series B Preferred. Promptly following the Exchange Offer Closing or immediately prior to the Contingent Exchange, as applicable, NBC Palm Beach I shall surrender and deliver to the Company one or more certificates representing all remaining NBCU Series B Preferred it holds (after giving effect to Sections 2.05 and 5.04) plus any accrued but unpaid dividends thereon in exchange for (i) $31,070,000 aggregate stated liquidation preference of Series E-1 Convertible Preferred, (ii) the NBCU Option II and (iii) Series D Convertible Preferred with an aggregate stated liquidation preference equal to $21,070,000 less than the total aggregate stated liquidation preference of NBCU Series B Preferred surrendered by NBC Palm Beach I pursuant to this Section 10.10. Immediately following receipt of the certificates representing the respective aggregate stated liquidation preference of NBCU Series B Preferred surrendered by NBC Palm Beach I pursuant to this Section 10.10, the Company shall cancel such certificates and issue to NBC Palm Beach I certificates representing such aggregate stated liquidation preference of Series E-1 Convertible Preferred and Series D Convertible Preferred, respectively, as shall be determined pursuant to the preceding sentence.

SECTION 10.11 Exchange of Series F Non-Convertible Preferred. Promptly following the Exchange Offer Closing or immediately prior to the Contingent Exchange, as applicable, CIG shall surrender and deliver to the Company (a) one or more certificates representing $95,584,689 aggregate stated liquidation preference of Series F Non-Convertible Preferred in exchange for $95,584,689 aggregate stated liquidation preference of (i) Series A-2 Preferred Stock, or (ii) in the case of a Minority Exchange, Series C Preferred Stock and (b) one or more certificates representing $114,961,259 aggregate stated liquidation preference of Series F Non-Convertible Preferred in exchange for $200,000,000 aggregate stated liquidation preference of Series E-2 Convertible Preferred. Immediately following receipt of such certificates representing an aggregate stated liquidation preference of $210,000,000 of Series F Non-Convertible Preferred Stock surrendered by CIG, the Company shall cancel such certificates and issue to CIG certificates representing $95,584,689 aggregate stated liquidation preference of Series C Convertible Preferred and $200,000,000 aggregate stated liquidation preference of Series E-2 Convertible Preferred, respectively.

SECTION 10.12 Transfer of Series B Convertible Subordinated Debt. If applicable, promptly following the Exchange Offer Closing or the occurrence of the Contingent Exchange, as applicable, NBC Palm Beach I shall transfer to CIG a note or notes representing up to $10,000,000 in principal amount of the Series B Convertible Subordinated Debt it receives in the Contingent Exchange, with such amount determined in accordance with the methodology described on Schedule 10.12.

SECTION 10.13 Exchange of Series A-2 Preferred Stock or Series C Preferred Stock Following the Call Closing. Promptly following the Call Closing, CIG shall be entitled to surrender and deliver to the Company one or more certificates representing the Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, that CIG received pursuant to Section 10.11, in exchange for Series C Convertible Preferred with an equal aggregate stated

liquidation preference. Immediately following receipt of the certificate or certificates representing the Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, surrendered by CIG, the Company shall cancel such certificate and issue to CIG one or more certificates representing Series C Convertible Preferred with an aggregate stated liquidation preference in the amount set forth in the preceding sentence.

SECTION 10.14 Exchange of Series A-2 Preferred Stock or Series C Preferred Stock in Absence of Call Closing. (a) In the event the Call Closing does not occur on or prior to the Call Deadline (as defined in the Call Agreement) or the FCC Approval is denied, NBC Palm Beach I shall deliver to CIG one or more notes representing an aggregate principal amount of Series B Convertible Subordinated Debt held by NBC Palm Beach I after giving effect to Section 10.12, if any, in exchange for one or more certificates representing an equal aggregate stated liquidation preference of the Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, that CIG received pursuant to Section 5.04(a).

(b) To the extent CIG holds any Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, after giving effect to Section 10.14(a), CIG shall be entitled to surrender and deliver to the Company one or more certificates representing (i) all remaining Series A-2 Preferred Stock it holds in exchange for an equal aggregate stated liquidated preference of Series A-3 Convertible Preferred and (ii) all remaining Series C Preferred Stock it holds in exchange for an equal aggregate stated liquidation preferred of Series C Convertible Preferred. Immediately following receipt of the certificates representing the aggregate stated liquidation preference of Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, surrendered by CIG, the Company shall cancel such certificates and issue to CIG certificates representing such aggregate stated liquidation preference of Series A-3 Convertible Preferred or Series C Convertible Preferred, as the case may be, as shall be determined pursuant to the preceding sentence.

(c) To the extent NBC Palm Beach I holds any Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, as a result of Section 10.14(a), NBC Palm Beach I shall be entitled to surrender and deliver to the Company one or more certificates representing (i) all remaining Series A-2 Preferred Stock it holds in exchange for an equal aggregate stated liquidation preference of Series A-3 Convertible Preferred and (ii) all remaining Series C Preferred Stock it holds in exchange for an equal aggregate stated liquidation preferred of Series C Convertible Preferred. Immediately following receipt of the certificates representing the aggregate stated liquidation preference of Series A-2 Preferred Stock or Series C Preferred Stock, as the case may be, surrendered by NBC Palm Beach I, the Company shall cancel such certificates and issue to NBC Palm Beach I certificates representing an aggregate stated liquidation preference of Series A-3 Convertible Preferred or Series C Convertible Preferred, as the case may be, as shall be determined in accordance with the preceding sentence.

SECTION 10.15 Termination of Certain Existing Agreements. (a) The Company and the NBCU Entities shall take all actions necessary, appropriate and advisable, and shall assist and cooperate with each other, to terminate the Stockholder Agreement, the Investment Agreement, the Registration Rights Agreement and the Paxson Management and Proxy Agreement, dated November 7, 2005, among the Company, PMC, Mr. Paxson and certain of the

Company’s Subsidiaries, effective as of the Call Closing, including executing and delivering any instruments or documents necessary for such termination.

(b) Each of the NBCU Entities hereby waives all of its rights, powers and remedies available at law or in equity or otherwise arising out of any breach, violation or non-performance by the Company (A) prior to the date hereof of (i) Section 2.2(a) of the Stockholder Agreement as a result of the failure of the Company to use its reasonable best efforts to cause the Board to consist of nine members and (ii) Section 3.8(a) of the Stockholder Agreement as a result of the failure to grant Company Stock Awards for not less than 24 million shares of Class A Common Stock to selected senior executives of the Company prior to May 6, 2007 and (B) of the Stockholder Agreement or the Investment Agreement following the date hereof as a result of the execution and delivery of the Transaction Agreements to which the Company is a party and the performance by the Company of its obligations thereunder.

SECTION 10.16 Delisting. To the extent permitted by applicable Law, based on the number of shares outstanding and the number of record holders of Class A Common Stock, the Company shall take any and all actions necessary to delist shares of Class A Common Stock from the American Stock Exchange and deregister the shares of Class A Common Stock with the SEC following the closing of the Tender Offer or any Subsequent Expiration Date of the Tender Offer.

SECTION 10.17 Stockholder Litigation. The Company shall keep CIG and the NBCU Entities informed, on a current basis, of the status of any stockholder litigation against the Company or its directors or officers related to the Transaction and the status of any discussions or negotiations with respect to the settlement of any such litigation. Following the date hereof but prior to the closing of the Tender Offer, the Company may control the settlement of such litigation, but no such settlement shall be agreed to by the Company without the consent of CIG and the NBCU Entities, such consent not to be unreasonably withheld with respect to any such settlement not involving a payment by the Company. Following the closing of the Tender Offer and prior to the Call Closing CIG and the NBCU Entities shall, upon written notice to the Company, be entitled to: (a) participate with the Company regarding the defense of any such stockholder litigation, except to the extent the Company reasonably determines that such participation by CIG and the NBCU Entities would result in the waiver of the attorney-client, work product or other applicable privilege and (b) jointly control (with the Company) any settlement by the Company of such litigation. Notwithstanding the foregoing, CIG and the NBCU Entities shall not unreasonably withhold, condition or delay consent to any settlement involving a release of the Company and payment by the Company of an amount not exceeding the deductible under any insurance policy covering claims asserted in such litigation.

SECTION 10.18 CIG Option to Purchase NBCU Series B Preferred. (a) If the closing of the Tender Offer has occurred and for any reason other than as a result of the breach by CIG, or if CIG causes the Company’s breach, by the Company, of any of its obligations in connection with the Exchange Offer, neither the Exchange Offer Closing nor the Contingent Exchange occurs, (1) CIG shall deliver to NBCU a certificate representing $210,000,000 aggregate stated liquidation preference of Series F Non-Convertible Preferred, duly endorsed in blank or accompanied by a stock power duly executed in black, with all required stock transfer tax stamps affixed, and (2) NBCU shall grant CIG an option to purchase a number of shares of NBCU

Series B Preferred with an aggregate stated liquidation preference equal to the product of (a) a fraction (i) the numerator of which is (x) the Offer Price, multiplied by (y) the total number of shares of Class A Common Stock tendered and accepted in the Tender Offer, and (ii) the denominator of which is the number of shares of Class A Common Stock outstanding on the Commencement Date, less the sum of (A) the Ineligible Shares, plus (B) 6,122,544 shares, multiplied by the Offer Price, multiplied by (b) $150,000,000. The exercise price of such option will be equal to (a) the aggregate number of shares of Class A Common Stock acquired by CIG in the Tender Offer multiplied by (b) the Offer Price. CIG shall be permitted to pay such exercise price in either cash or shares of Class A Common Stock, at CIG’s discretion. In the event CIG chooses to pay such exercise price in shares of Class A Common Stock, NBCU may, at its discretion, elect to receive an equal number of shares of Class C Common Stock instead of Class A Common Stock. In the event NBCU elects to receive Class C Common Stock, CIG shall surrender and deliver to the Company a certificate or certificates representing the number of shares of Class A Common Stock being used to pay such exercise price as determined in accordance with this Section 10.18 in exchange for an equal number of shares of Class C Common Stock and immediately following receipt of the certificates representing such shares of Class A Common Stock surrendered by CIG, the Company shall cancel such certificates and issue to CIG certificates representing an equal number of shares of Class C Common Stock.

(b) Upon receipt of the certificate representing $210,000,000 aggregate stated liquidation preference of Series F Non-Convertible Preferred delivered by CIG pursuant to Section 10.18(a), NBCU shall surrender and deliver to the Company such certificate. Immediately following receipt of such certificate delivered by NBCU, the Company shall cancel such certificate and issue to NBC Palm Beach I a certificate representing $210,000,000 aggregate stated liquidation preference of NBCU Series B Preferred in rescission thereof.

SECTION 10.19 Employment of Certain Company Employees. For a period of five (5) years following the date hereof, the NBCU Entities and their Affiliates shall not, directly or indirectly, (i) induce or attempt to induce Mr. Burgess to leave the employment of the Company or in any way intentionally interfere with the relationship between the Company and Mr. Burgess or (ii) to the extent such restriction does not violate applicable Law, engage (as an employee, consultant or otherwise) Mr. Burgess for any purposes; provided, that clause (ii) of this Section 10.19 shall not apply to any engagement by the NBCU Entities or their Affiliates of Mr. Burgess that was not a result of any inducement or attempted inducement of Mr. Burgess by any of the NBCU Entities or their Affiliates to leave the employment of the Company or any interference with the relationship between the Company and Mr. Burgess and if such engagement occurs no earlier than twelve (12) months after the date Mr. Burgess is no longer employed by the Company.

SECTION 10.20 Approval of Compensation Actions. Prior to the closing of the Tender Offer, the compensation committee of the Board shall take all such actions as may be required to approve, as employment compensation, severance or other employee benefit arrangement, any and all Compensation Actions taken after the date hereof and prior to the closing of the Tender Offer that have not already been so approved so as to cause such compensation, severance or employee benefit arrangements to fall within the safe harbor contained in Rule 14d-10 of the Exchange Act.

SECTION 10.21 Indemnity for Prior Breach of Call Agreement, Escrow Agreement and Noncompete Agreements. The NBCU Entities shall jointly and severally indemnify and hold harmless CIG and its Affiliates from and against any and all Losses which are incurred or suffered by CIG or any of its Affiliates by reason of, or relating to, any liabilities, obligations or commitments relating to or arising out of any breach of the Call Agreement, the Escrow Agreement or the Noncompete Agreements by an NBCU Entity prior to the Commencement Date. For purposes of this Section 10.21, the Losses shall not include any special, reliance or punitive damages, lost profit or diminution in value.

SECTION 10.22 Indemnity for Compensation Actions. The Company shall indemnify and hold harmless CIG and its Affiliates from and against any and all Losses which are incurred or suffered by CIG or any of its Affiliates by reason of, or relating to, breach or non-performance of Section 6.07(b) or Section 10.20 by the Company.

SECTION 10.23 Conduct of the Exchange Offer. The Company shall cause the Exchange Offer and the Contingent Exchange to be conducted in a manner so as to qualify as exempt from the registration requirements of the Securities Act, pursuant to and in accordance with Section 3(a)(9) of the Securities Act, and the Blue Sky Laws.

SECTION 10.24 CUSIP Numbers. The Company shall use its reasonable best efforts to obtain CUSIP numbers for all securities issued to CIG by the Company in connection with the Transaction.

SECTION 10.25 PMC Agreement. CIG and the NBCU Entities acknowledge that the PMC Management and Proxy Agreement, dated as of November 7, 2005, by and among the Company, Paxson Management Corporation, a Nevada corporation, Mr. Paxson and certain direct and indirect wholly-owned subsidiaries of the Company listed on the signature pages thereto, shall remain in effect subject to termination as provided therein.

ARTICLE XI
CONDITIONS PRECEDENT

SECTION 11.01 Conditions to the Reverse Stock Split. The obligations of the Company to effect the Reverse Stock Split shall be subject to the satisfaction of the following conditions at or prior to the Effective Time; provided, however, that the determination of whether any such conditions have been satisfied shall be made by CIG in its reasonable judgment:

(a)  FCC Approval. The FCC Approval shall have been received;

(b) Approval by Holders of Voting Stock. The Reverse Stock Split and the Restated Certificate of Incorporation effecting the Reverse Stock Split shall have been approved and adopted by the requisite vote of the holders of the Voting Stock;

(c) No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Reverse Stock Split illegal;

(d) Tender Offer. CIG shall have purchased all shares of Class A Common Stock validly tendered and not withdrawn pursuant to the Tender Offer and the Tender Offer shall have been completed; and

(e) Call Closing. The Call Closing shall have occurred.

SECTION 11.02 Frustration of Closing Conditions. None of the Company, CIG or the NBCU Entities may rely on the failure of any condition set forth in this Article XI to be satisfied if such failure was caused by (a) such party’s failure to use its reasonable best efforts to satisfy such condition or (b) such party’s intentional, knowing or willful breach, violation or non-performance of such condition.

ARTICLE XII
TERMINATION, AMENDMENT AND WAIVER

SECTION 12.01 Termination Prior to the Commencement Date. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Commencement Date by any party, notwithstanding any requisite approval and adoption of this Agreement by the stockholders of the Company:

(a) By mutual written consent of the parties hereto; or

(b) By any party hereto, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and nonappealable and has the effect of making consummation of the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction.

SECTION 12.02 Termination After the Commencement Date. This Agreement may be terminated and the transactions contemplated hereby may be abandoned if the Call Closing shall not have occurred on or before the 18-month anniversary of the date hereof (the “Termination Date”); provided, however, that CIG and NBCU together shall have the right to extend the Termination Date for one additional six-month period if, on the Termination Date, all of the conditions to the Reverse Stock Split in Section 11.01, other than the conditions in Sections 11.01(a) and (e), and to the Exchange Offer in Annex B have been satisfied or waived (if waivable) or shall be then capable of being satisfied.

SECTION 12.03 Effect of Termination. (a) In the event of the termination of this Agreement pursuant to Section 12.01, this Agreement shall forthwith become void and of no further effect, and there shall be no liability on the part of any party hereto (or any of its Affiliates, directors, officers, employees, stockholders, representatives or agents), except (i) Sections 10.04(b) and (c), this Article XII and Article XIII and (ii) that nothing herein shall relieve any party from liability for any knowing, willful or intentional breach of this Agreement by such party prior to the date of such termination.

(b) In the event of the termination of this Agreement pursuant to Section 12.02, this Agreement shall forthwith become void and of no further effect, and there shall be no liability on the part of any party hereto (or any of its Affiliates, directors, officers, employees, stockholders, representatives or agents), except (i) Section 9.1, which shall terminate upon the date CIG is able to appoint the majority members of the Board, (ii) Sections 5.04, 10.03(a), 10.04(b) and (c), 10.10, 10.11, 10.12, 10.13, 10.14, 10.18, 10.22, this Article XII and Article XIII and (iii) that nothing herein shall relieve any party from liability for any knowing, willful or intentional breach of this Agreement by such party prior to the date of such termination.

SECTION 12.04 Fees and Expenses. Each party hereto shall pay its own costs and expenses (including legal, accounting and broker fees and expenses) incurred in connection with or relating to this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby; provided, however, that if the closing of the Tender Offer shall occur, the Company shall pay and reimburse the costs and expenses (excluding legal and accounting costs and expenses) incurred by CIG in connection with the Tender Offer.

SECTION 12.05 Amendment. Subject to Section 10.03(c), this Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that, there shall be no amendment that by Law requires further approval by the Company’s stockholders without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 12.06 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) subject to Section 12.05, waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE XIII
GENERAL PROVISIONS

SECTION 13.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.01):

If to the NBCU Entities:

NBC Universal, Inc.
30 Rockefeller Plaza
New York, New York 10112
Attention: General Counsel
Tel: 212-664-7024
Fax: 212-664-4733

With a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Attention: John A. Marzulli, Jr.
Tel: 212-848-8590
Fax: 646-848-8590

If to CIG:

CIG Media LLC
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Attention: Matthew B. Hinerfeld
Tel: 312-395-3167
Fax: 312-267-7628

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Robert Schwenkel
Steven Steinman
Tel: 212-859-8000
Fax: 212-859-4000

with a copy to:

Wilmer Hale
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
Attention: Lynn Charytan
Samir Jain
Jack Goodman
Tel: 202-663-6000
Fax: 202-663-6363

If to the Company:

ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, FL 33401-6233
Attention: General Counsel
Tel: 561-659-4122
Fax: 561-655-9424

With a copy to:

Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Attention: David L. Perry
Tel: 561-650-8314
Fax: 561-650-8399

and

Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W., Suite 800
Washington, DC 20036
Attention: John R. Feore, Jr.
Tel: 202-776-2000
Fax: 202-776-2222

SECTION 13.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.

SECTION 13.03 Entire Agreement; Assignment. The Transaction Agreements and the Exhibits, Annexes and Schedules thereto contain the entire agreement among the parties thereto with respect to the subject matter thereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings among the parties with respect to such subject matter other than those set forth or referred to therein. This Agreement shall not be assigned by any party hereto without the express prior written consent of all other parties hereto, except that each of CIG and the NBCU Entities may assign all or any of its rights and obligations hereunder to its respective Affiliates, provided that no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 13.04 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 10.06 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

SECTION 13.05 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 13.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State (other than those provisions set forth herein that are required to be governed by the DGCL). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transaction may not be enforced in or by any of the above-named courts.

SECTION 13.07 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 13.08 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transaction. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transaction, as applicable, by, among other things, the mutual waivers and certifications in this Section 13.08.

IN WITNESS WHEREOF, the Company, the NBCU Entities and CIG have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ION MEDIA NETWORKS, INC.

By:

Name: Title:

NBC UNIVERSAL, INC.

By:

Name: Title:

NBC PALM BEACH INVESTMENT I, INC.

By:

Name: Title:

NBC PALM BEACH INVESTMENT II, INC.

By:

Name: Title:

CIG MEDIA LLC

By:

Name: Title:

ANNEX A

Conditions to the Tender Offer

Notwithstanding any other provision of this Agreement or the Tender Offer Documents, CIG shall not be required to accept for payment any shares of Class A Common stock tendered pursuant to the Tender Offer, if (i) the waiting period applicable to the Transaction under the HSR Act has not expired or been terminated, in which case CIG may extend the Tender Offer, or (ii) there shall be any Law restraining, enjoining or otherwise prohibiting or preventing the consummation of the Tender Offer, in which case CIG may extend or terminate the Tender Offer.

The foregoing conditions are for the sole benefit of CIG and its Affiliates and may be asserted by CIG regardless of the circumstances giving rise to any such condition and may be waived by CIG, in whole or in part, at any time and from time to time prior to the Commencement Date, in its sole discretion; provided, that CIG may not assert the foregoing conditions if the occurrence of any such condition is caused by CIG’s breach, violation or non-performance of the Transaction Agreements to which it is a party. The failure by CIG at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

A-1

ANNEX B

Conditions to the Exchange Offer

Notwithstanding any other provision of the Exchange Offer, except as provided by Section 5.01(b) hereto, the Company shall not accept for exchange shares of Senior Preferred Stock tendered pursuant to the Exchange Offer, if at any time on or after the date hereof and prior to the expiration of the Exchange Offer, any of the following conditions shall exist:

(a) there shall have been instituted or be pending any Action (i) challenging or seeking to make illegal, materially delay, or otherwise, directly or indirectly, restrain or prohibit the making of the Exchange Offer, the acceptance for exchange of shares of Senior Preferred Stock by the Company, or the consummation of the Transaction; (ii) seeking to prohibit or limit materially the ownership or operation by the Company or any Subsidiaries of all or any of the business or assets of the Company or any Subsidiaries that is material to either the Company and the Subsidiaries, in either case, taken as a whole, or to compel the Company or any Subsidiaries, as a result of the Transaction, to dispose of or to hold separate all or any portion of the business or assets of the Company or any Subsidiaries that is material to the Company and the Subsidiaries, in each case, taken as a whole, or (iii) which would have a Material Adverse Effect;

(b) any Governmental Authority shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the Transaction and such order, decree, injunction, ruling or other action shall have become final and nonappealable;

(c) there shall have been any Law enacted, promulgated, amended, issued or deemed applicable to (A) the Company or any Subsidiaries or (B) the Transaction that results, directly or indirectly, in any of the consequences referred to in clauses (i) through (iii) of paragraph (a) above;

(d) any Material Adverse Effect shall have occurred and be continuing;

(e) the closing of the Tender Offer shall not have occurred;

(f) this Agreement shall have been terminated in accordance with its terms;

(g) the Company, CIG and the NBCU Entities shall have agreed that the Company shall terminate the Exchange Offer or postpone the acceptance for exchange of shares of Senior Preferred Stock thereunder;

(h) the representations and warranties of the Company set forth in this Agreement shall not be true and correct to the extent such failure to be true and correct would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

(i) the Company shall have breached any of its covenants or agreements contained in this Agreement in any material respect.

B-1

SCHEDULE 5.04

Contingent Exchange Methodology

The amounts in Section 5.04(a) shall be calculated as follows:

1.	Overall Exchange Success Percent shall be equal to (a) (x) the Total Tendering 14¼% Preferred, plus (y) the Total Tendering 9¾% Preferred, divided by (b) $639,786,655.

2.	Actual Subordinated Debt Basket Available shall be equal to (a) (x) one, minus (y) the Overall Exchange Success Percent, multiplied by (b) $470,584,689.

3.	CIG Portion of the Basket shall be equal to (a) the Actual Subordinated Debt Basket Available, multiplied by (b) (x) $95,584,689, divided by (y) $470,584,689.

4.	NBCU Portion of the Basket shall be equal to (a) the Actual Subordinated Debt Basket Available, multiplied by (b) (x) $375,000,000, divided by (y) $470,584,689.

For purposes of this Schedule 5.04 and Schedule 10.12, the following terms shall have the meanings set forth below:

“Total Tendering 14¼% Preferred” shall be equal to the total stated liquidation preference of all of the 14¼% Preferred Stock owned by holders other than CIG that is tendered in the Exchange Offer.

“Total Tendering 14¼% Preferred Percent” shall be equal to the Total Tendering 14¼% Preferred, divided by $475,450,218.

“Total Tendering 9¾% Preferred” shall be equal to the total stated liquidation preference of all of the 9¾% Preferred Stock owned by holders other than CIG that is tendered in the Exchange Offer.

“Total Tendering 9¾% Preferred Percent” shall be equal to the Total Tendering 9¾% Preferred, divided by $164,336,438.

SCHEDULE 10.12

Transfer of Series B Convertible Subordinated Debt

The amount in Section 10.12 shall be calculated as follows:

Actual Subordinated Debt Transfer from NBCU to CIG shall be equal to (a) $10,000,000, multiplied by (b) a fraction, (x) the numerator of which is (i) 90%, less (ii) the Overall Exchange Success Percent, and (y) the denominator of which is 90%, provided, however, that if the Actual Subordinated Debt Basket Available is equal to $0, then the Actual Subordinated Debt Transfer from NBCU to CIG shall be $0.

For purposes of this Schedule 10.12, all capitalized terms used but not otherwise defined in this Schedule 10.12 shall have the meanings given to them in Schedule 5.04.